UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2010

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On December 31, 2009, ASAT Holdings Limited (the “Company”) issued a press release to announce that it had reached an agreement with United Test and Assembly Center, Ltd., a Singapore corporation, or its affiliates (“UTAC”), to sell to UTAC all the shares in ASAT Limited, the Company’s wholly owned subsidiary, which is itself the indirect parent of ASAT Semiconductor (Dongguan) Limited, the only operating subsidiary of the Company, as well as the rights to inter-company loans that have been made by the Company and New ASAT (Finance) Limited to ASAT Limited. A copy of the press release is attached as Exhibit 99.1 and pertinent parts of the Sale and Purchase Agreement are attached as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: December 31, 2009
	By:	/S/ ERIC THOMPSON
	Name:	Eric Earle Thompson
	Title:	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release, dated December 31, 2009, of ASAT Holdings Limited (the “Company”) to announce that it had reached an agreement with United Test and Assembly Center, Ltd., a Singapore corporation, or its affiliates (“UTAC”), to sell to UTAC all the shares in ASAT Limited, the Company’s wholly owned subsidiary, which is itself the indirect parent of ASAT Semiconductor (Dongguan) Limited, the only operating subsidiary of the Company, as well as the rights to inter-company loans that have been made by the Company and New ASAT (Finance) Limited to ASAT Limited.

99.2	Sale and Purchase Agreement, dated December 31, 2009, between the Company, New ASAT (Finance) Limited and UTAC, other than certain financial schedules and forms of ancillary agreements and opinions of counsel.

Exhibit 99.1

ASAT Holdings Limited Announces Signing of Agreement for the Sale of ASAT Limited

HONG KONG, DONGGUAN, China and MILPITAS, Calif., – December 31, 2009 – On September 22, 2009, ASAT Holdings Limited (ASTTY.PK) (the “Company”), a global provider of semiconductor package design, assembly and test services, announced that its Board of Directors had commenced a formal process to seek strategic alternatives, which could include the sale of the Company or one or more of its subsidiaries.

Today, the Company announced that it has reached an agreement (the “Agreement”) with United Test and Assembly Center, Ltd., a Singapore corporation, or its affiliates (“UTAC”), to sell to UTAC all the shares in ASAT Limited, the Company’s wholly owned subsidiary, which is itself the indirect parent of ASAT Semiconductor (Dongguan) Limited, the only operating subsidiary of the Company. As part of the proposed transaction, UTAC will also purchase the rights to inter-company loans that have been made by the Company and New ASAT (Finance) Limited (“ASAT Finance”) to ASAT Limited. ASAT Finance is a direct subsidiary of ASAT Limited and the issuer of the US$150 million principal amount of 9.25% Senior Notes due 2011 (the Notes”) that have been guaranteed by the Company. ASAT Limited intends to transfer the outstanding shares of ASAT Finance to the Company prior to completion of the sale, such that ASAT Finance will become a direct subsidiary of the Company and will not be transferred to UTAC as part of the transactions set forth above (the “Sale Process”).

The consideration for the Sale Process will be US$44,643,887, subject to a downward post-closing adjustment of up to US$5,000,000, which is calculated on the basis of working capital, debt and certain additional factors.

As a result of the above transactions, the material assets of the Company will consist only of the proceeds of the sale of the shares of ASAT Limited and the Company’s loan receivable as well as the shares of ASAT Finance and the shares of Newhaven Limited, a dormant British Virgin Islands company with certain dormant direct and indirect subsidiaries. The assets of ASAT Finance will comprise of only the proceeds of the sale of the loan receivable of ASAT Finance. The liabilities of the Company include its obligations as a guarantor under the Existing Notes and a borrower under a certain purchase money loan agreement (the “PMLA”), plus certain debts to professional advisors. The liabilities of ASAT Finance consist of its obligations as issuer of the Existing Notes.

It is the intention of the Company as soon as possible after the Completion of the Sale Process to appoint a liquidator and to enter into a members’ voluntary liquidation under the laws of the Cayman Islands. The liquidator is expected to distribute the proceeds of the Sale Process to the stakeholders of the Company and of ASAT Finance and then to wind up the Company and ASAT Finance. As the proceeds of the Sale Process will not be sufficient to satisfy the obligations of the Company and of ASAT Finance to their creditors, including the holders of the Existing Notes and the lenders under the PMLA, the Company does not believe that holders of ASAT’s common stock and American Depository Shares will receive any proceeds from the distribution of assets upon liquidation (including the proceeds from the Sale Process).

The disposal of all or substantially all of the assets of the Company, as contemplated under the Agreement, will require the approval of the shareholders of the Company as an ordinary resolution. Notice will be sent to shareholders shortly informing them of the holding of an Extraordinary General Meeting for this purpose.

The completion of the Agreement is also subject to certain other conditions including the approvals of holders of a majority of the outstanding principal amount of the Existing Notes and of the PMLA lenders.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 20 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today, the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

About United Test and Assembly Center Ltd

United Test and Assembly Center Ltd (UTAC) is a leading independent provider of semiconductor assembly and testing services for a broad range of integrated circuits including memory, mixed-signal, logic and radio-frequency ICs. The Group offers a full range of package and test development, engineering and manufacturing services and solutions to a worldwide customer base, comprising leading integrated device manufacturers (IDMs), fables companies and wafer foundries. UTAC operates manufacturing facilities in Singapore, Thailand, Taiwan and China, in addition to its global network of sales offices in the United States, Europe, Japan, Korea, China and Singapore. For more information, please visit www.utacgroup.com

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding the Sale Process, its timing and our continuation as a going concern, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including: whether the Company can remain a primary source of packaging and assembly services in the semiconductor industry and continue to stay at the leading edge of packaging technology; the ability of the Company and its shareholders, noteholders, and other lenders to agree to and effectively complete the Sale Process in a timely manner or at all; the risk that the Company may not be able to continue as a going concern if such a process is not so implemented and that its operations may be materially adversely affected during or after its discussions with noteholders if, for example, its customers and/or suppliers determine that the Company presents credit or supply risks; the Company’s ability to maintain and enhance its operational metrics on an ongoing basis; the risk that the Company will not be able to obtain adequate future funding for its operations; the Company’s dependence on the highly cyclical semiconductor market; acceptance and demand for the Company’s products and services; and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 30, 2008 and the section entitled “Risk Factors” in our current reports on Form 6-K filed with the United States Securities and Exchange Commission containing quarterly financial information. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

The websites referred to above are provided for informational purposes only and the contents thereof are not intended to be incorporated in this news release.

For further information, please contact:

For ASAT Holdings

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

For UTAC

Chong Chow Pin

Group Corporate Development

Email: ir@sg.utacgroup.com

Josephine Lim

Group Corporate Communications

Email: media@sg.utacgroup.com

Tel: (65) 6481-0033

Fax: (65) 6551-1521

Exhibit 99.2

DATED DECEMBER 31, 2009

ASAT HOLDINGS LIMITED

- AND -

NEW ASAT (FINANCE) LIMITED

as Sellers

- AND -

UNITED TEST AND ASSEMBLY CENTER LTD

as Purchaser

SALE AND PURCHASE AGREEMENT

i

THIS AGREEMENT is made on December 31, 2009

BETWEEN:

(1) ASAT Holdings Limited (“ASAT Holdings”), an exempted company with limited liability under the Companies Law (2003 Revision) of the Cayman Islands;

(2) New ASAT (Finance) Limited (“New ASAT Finance”), an exempted company with limited liability under the Companies Law (2003 Revision) of the Cayman Islands (together with ASAT Holdings the “Sellers” and, each of them individually, a “Seller”); and

(3) United Test and Assembly Center Ltd a company incorporated under the laws of Singapore, registered under number 199708070H, whose registered office is at 5 Serangoon North Ave 5, Singapore 554916 (the “Purchaser”).

WHEREAS:

(A) ASAT Holdings is the sole registered and beneficial owner of the Company (as defined below) and holds (i) one hundred percent (100%) of the Sale Shares (as defined below) and (ii) the right, title and interest to the ASAT Holdings Loan Receivables; and New ASAT Finance holds the right, title and interest to the New ASAT Finance Loan Receivables.

(B) While New ASAT Finance is a wholly owned subsidiary of the Company (as defined below) as of the date of this Agreement, all of the issued and fully paid share capital of New ASAT Finance shall be transferred to ASAT Holdings prior to Completion (as defined below) such that at Completion, New ASAT Finance will be a directly wholly owned subsidiary of ASAT Holdings.

(C) The Sellers have agreed to sell and the Purchaser has agreed to buy: (i) the Sale Shares (as defined below); and (ii) the Loan Receivables (as defined below), on the terms and subject to the conditions of this Agreement and the Transaction Documents.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement:

1.1.1.1 “Accession Deed” means a deed of accession, substantially in the form attached as Exhibit 3 hereto, pursuant to which a Permitted Assignee accedes to this Agreement;

1.1.1.2 “Adjustment Amount” has the meaning given to that term in Clause 3.2(a);

1.1.1.3 “Affiliate” means, with respect to any person, any other person directly or indirectly Controlling, Controlled by, or under common Control with, such person as of the date on which, or at any time during the period for which, the determination of affiliation is being made, and, with respect to a natural person, shall also include the spouse and minor children of such natural person who share a household with such natural person, together with any other person controlled by them and any revocable trust settled by them or any trust of which such person is a trustee;

1.1.1.4 “Agreed Claim Amount” has the meaning given to that term in Clause 13.6(a);

1.1.1.5 “Agreed Form” means, in relation to any document, the form of that document which has been agreed and initialled for the purpose of identification by the Purchaser (or the Purchaser’s Counsel on behalf of the Purchaser) and the Sellers (or the Sellers’ Counsel on behalf of the Sellers);

1.1.1.6 “ASAT Holdings Loan Receivable” means all of ASAT Holdings’ right, title and interest to the inter-company receivables owing to ASAT Holdings, as lender, by the Company, as borrower as of the Completion Date;

1.1.1.7 “Assurance” means any warranty, promise, representation, statement, assurance, covenant, collateral contract, agreement, undertaking, indemnity, guarantee or commitment of any nature whatsoever made or given by or on behalf of the Sellers or any member of the Sellers’ Group prior to Completion;

1.1.1.8 “Audited Accounts” means the audited consolidated financial statements of ASAT Holdings and its subsidiaries for the accounting reference period ended on the April 30, 2008, comprising a balance sheet, profit and loss account and notes thereto, a copy of which is annexed to the Disclosure Letter;

1.1.1.9 “Business Day” means a day on which banks are open for business in Hong Kong and Singapore (excluding Saturdays, Sundays and public holidays);

1.1.1.10 “Business Information” means all information, know how and records (whether or not confidential and in whatever form held) including (without limitation) all:

(i)	formulas, designs, specifications, drawings, data, manuals and instructions;

(ii)	customer lists, sales, marketing and promotional information;

(iii)	business plans and forecasts; and

(iv)	technical or other expertise

proprietary to the Company;

1.1.1.11 “Change of Control Payments” means payments that are contractually required to be paid to Senior Managers of the Group as a result of the consummation of this Agreement or the transactions contemplated by this Agreement;

1.1.1.12 “Claim” means any claim or demand made by a party to this Agreement arising out of, or in connection with this Agreement or any other Transaction Document, including any certificate to be delivered pursuant to this Agreement or any other Transaction Document, or the transactions contemplated hereby or thereby, or referred to herein or therein, howsoever arising;

1.1.1.13 “Claim Deadline” means sixty (60) days after the later of the Completion Date or the date of the delivery by the Sellers of the Preliminary Completion Statement;

1.1.1.14 “Claims Notice” means a notice in writing from the Purchaser to the Sellers notifying the Sellers of a Claim and complying with Schedule 7, which sets forth in reasonable detail the factual basis for the Claim and which has not been withdrawn or been deemed to have been withdrawn;

1.1.1.15 “Company” means ASAT Limited, a limited liability company formed under the laws of Hong Kong, further details of which are set out in Schedule 1;

1.1.1.16 “Completion” means completion of the sale and purchase of the Sale Shares and the Loan Receivables in accordance with Clause 6;

1.1.1.17 “Completion Date” means the date on which Completion occurs;

1.1.1.18 “Completion Notice” has the meaning given to that term in Clause 7.1;

1.1.1.19 “Condition” or “Conditions” means the conditions precedent to Completion set out in Clause 4 (Conditions Precedent);

1.1.1.20 “Confidential Information” has the meaning given to that term in Clause 15.1;

1.1.1.21 “Consideration” means the aggregate consideration payable in respect of all of the Sale Shares and the Loan Receivables, as set out in Clause 3.1;

1.1.1.22 “Control,” means the direct or indirect ownership or control of more than 50% of the voting rights or other equity interests of a person (and “Controlled” and “Controlling” shall have a correlative meaning);

1.1.1.23 “Data Room” means the contents of the data room of documents made available to the Purchaser as at the date of this Agreement, as listed in the Data Room Index;

1.1.1.24 “Data Room Index” means the index listing the documents contained in the Data Room;

1.1.1.25 “Determined” means finally determined in judicial or arbitral proceedings, as applicable, with no appeal having been commenced within sixty (60) days of such judgment or arbitral award having been received (or such lesser time as determined by the judicial or arbitral body);

1.1.1.26 “Disclosure Letter” means the letter of the same date as this Agreement from the Sellers to the Purchaser, relating to the Warranties, in the Agreed Form;

1.1.1.27 “Encumbrances” means any lien, pledge, charge (fixed or floating), mortgage, easement, option, right of pre-emption, right to acquire, assignment by way of security, trust arrangement for the purpose of providing security or other security interests of any kind and any agreement to create any of the foregoing, but excluding any restriction on transfer under any applicable securities laws;

1.1.1.28 “Environmental Law” means any law concerning (i) the protection, preservation or restoration of the environment (namely, air, surface water, vapor, groundwater, drinking water supply and surface or subsurface land or structures) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, management, release or disposal of, any hazardous substance or waste material;

1.1.1.29 “Escrow Account” means the bank account established with Escrow Agent bank in the name of the Purchaser and the Sellers to be administered in accordance with the Escrow Agreement;

1.1.1.30 “Escrow Agent” means the entity appointed to act as escrow agent by the Sellers and the Purchaser pursuant to the Escrow Agreement;

1.1.1.31 “Escrow Agreement” means the escrow agreement dated the date of this Agreement and entered into between the Purchaser, the Sellers and the Escrow Agent;

1.1.1.32 “Estimated Claim Amount” has the meaning given to that term in Clause 13.6(b);

1.1.1.33 “Expert Counsel” has the meaning given to that term in Clause 13.6(b);

1.1.1.34 “Final Completion Statement” has the meaning given to that term in Clause 3.2(g);

1.1.1.35 “Governmental Authority” means any supranational, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any other supranational, governmental, intergovernmental, quasi-governmental authority, body, department or organisation or any regulatory body appointed by any of the foregoing in each case, in any jurisdiction;

1.1.1.36 “Group” means the Company and its Subsidiaries other than New ASAT Finance, and “Group Company” means any of them;

1.1.1.37 “Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

1.1.1.38 “Indenture” means the indenture dated as of January 26, 2004 (as amended) among New ASAT Finance as Issuer, the Indenture Guarantors and the Indenture Trustee;

1.1.1.39 “Indenture Guarantors” means ASAT Holdings and certain of ASAT Holdings’ subsidiaries referred to as “Guarantors” in the Indenture;

1.1.1.40 “Indenture Trustee” means The Bank of New York Mellon;

1.1.1.41 “Independent Accountant” has the meaning given to that term in Clause 3.2(d);

1.1.1.42 “Intellectual Property” means patents, trade marks, service marks, logos, get-up, trade names, trade secrets, source codes, internet domain names, rights in designs, copyright (including rights in computer software) and moral rights, database rights, rights in know-how and other intellectual property rights, in each case whether registered or unregistered and including applications for registration, and all rights or forms of protection having equivalent or similar effect anywhere in the world;

1.1.1.43 “Interim Accounts” means the unaudited, consolidated financial statements of ASAT Holdings and its subsidiaries for the six months ended October 31, 2009, comprising a balance sheet and profit and loss account, a copy of which is annexed to the Disclosure Letter;

1.1.1.44 “Lease” means any lease, sublease or license relating to any leased, subleased or licensed real property;

1.1.1.45 “Loan Receivables” means: (i) the ASAT Holdings Loan Receivable; and (ii) the New ASAT Finance Loan Receivable;

1.1.1.46 “Long Stop Date” means ninety (90) days from the date hereof, as may be extended by agreement of the Purchaser and the Sellers;

1.1.1.47 “Loss” or “Losses” means any and all actions, claims, proceedings, costs, damages, disbursements, expenses, losses, deficiencies, diminutions in value, assessments, obligations, penalties, liabilities or settlements of any kind or nature that are reasonably foreseeable, including, but not limited to, interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses reasonably incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement, that may be imposed on or otherwise incurred or suffered, provided, however, that, Losses shall not include those that are reflected through accounting adjustments, but that do not have an impact on the cash position of the Group Companies (which for the avoidance of doubt includes (i) any fixed asset impairment, (ii) inventory write-offs, (iii) write-offs for debt issuance costs, (iv) individual income tax and stamp duty provisions, and (v) any expensing of legal and professional fees relating to the restructuring of the Group, in each case, resulting from the 2009 audit of the financial statements of ASAT Holdings and its subsidiaries);

1.1.1.48 “Material Adverse Effect” means an event, change, development, condition, circumstance, violation, or effect that, individually or in the aggregate with all other events, states of fact, changes, developments, conditions, circumstances or effects (each an “Event”), (i) has, or would be reasonably likely to result in a material and adverse effect within a reasonable period of time following the occurrence of such Event, on the business, assets, properties, results of operations or condition (financial or otherwise) of the Group Companies, taken as a whole, or (ii) which prevents or materially delays or impairs the ability of the Sellers or the Purchaser to consummate the transactions contemplated by this Agreement and the Transaction Documents; provided that none of the following shall be considered in determining whether a “Material Adverse Effect” has occurred or would be reasonably likely to occur: (a) after the date of this Agreement, any change in law or accounting standards applicable the Group Companies; (b) any change in domestic or global or regional economic conditions generally; (c) any change in business or financial conditions in the semiconductor package design industry generally, (d) the effect of the execution, announcement or pendency of this Agreement on the relationship of the Group Companies with customers, vendors, suppliers and employees, (e) any Event that does not result in Losses of at least twelve million five hundred thousand dollars ($12,500,000) of the Group that can be reasonably estimated (including by way of a third party valuation or estimate);

1.1.1.49 “Material Contract” has the meaning given to that term in paragraph 12.1 of Schedule 4 (Warranties);

1.1.1.50 “New ASAT Finance Loan Receivable” means all of New ASAT Finance’s right, title and interest to the inter-company receivables owing to New ASAT Finance, as lender, by the Company, as borrower as of the Completion Date;

1.1.1.51 “Noteholders” means the holders of the Notes;

1.1.1.52 “Notes” means the one hundred and fifty million dollar ($150 million) principal amount of 9.25% Senior Notes due 2011 issued by New ASAT Finance under the Indenture;

1.1.1.53 “Notice” has the meaning given to that term in Clause 16.1;

1.1.1.54 “Notice of Disagreement” has the meaning given to that term in Clause 3.2(b);

1.1.1.55 “Party” means a party hereto and Parties means more than one or all of them;

1.1.1.56 “Permitted Assignee” means a Subsidiary or the immediate parent company of the Purchaser (the “Parent”) or the immediate parent company of the Parent;

1.1.1.57 “PMLA” means the Purchase Money Loan Agreement, dated as of July 31, 2005, as amended, between ASAT Holdings as borrower, the PMLA Lenders and the PMLA Administrative Agent;

1.1.1.58 “PMLA Administrative Agent” means Asia Opportunity Fund, L.P.;

1.1.1.59 “PMLA Amendment” means an agreement, substantially in the form attached as Exhibit 1 hereto, to be executed by ASAT Holdings, the PMLA Lenders and the PMLA Administrative Agent;

1.1.1.60 “PMLA Lenders” means any persons who, at the relevant time, are lenders under the PMLA;

1.1.1.61 “Preliminary Completion Statement” has the meaning given to that term in Clause 3.2(a);

1.1.1.62 “Press Announcement” means the press announcement relating to the Transaction in the Agreed Form;

1.1.1.63 “Proceedings” means any proceeding, suit or action arising out of or in connection with this Agreement or its subject matter (including its validity, formation at issue, effect, interpretation, performance or termination) or any transaction contemplated by this Agreement;

1.1.1.64 “Property” or “Properties” means any immovable property, including without limitation, buildings or structures, in any part of the world whether leased or owned by the Group;

1.1.1.65 “Purchaser’s Counsel” means Jones Day;

1.1.1.66 “Qualifying Escrow Claim” has the meaning given to that term in Clause 13.6;

1.1.1.67 “Relevant Property” means the Property or Properties referred to in Schedule 6 (Relevant Properties);

1.1.1.68 “Representative” means, in relation to any person, such person’s directors, officers, employees, lawyers, accountants, bankers or other advisers, agents, sub-contractors or brokers;

1.1.1.69 “Resolved Claim” has the meaning given to that term in Clause 13.1;

1.1.1.70 “Restricted Actions” means the matters listed in Schedule 5 (Restricted Actions);

1.1.1.71 “Retained Escrow Amount” has the meaning given to that term in Clause 3.1(b)(i);

1.1.1.72 “Sale Shares” means 1,035 shares of the Company, which constitutes the entire issued and fully paid up share capital of the Company at Completion;

1.1.1.73 “SEC Filing” has the meaning given to that term in Clause 14.1;

1.1.1.74 “Sellers’ Accounts” means such accounts of the Sellers as shall be notified by the Sellers to the Purchaser at least two (2) Business Days prior to the Completion Date;

1.1.1.75 “Sellers’ Group” means each of the Sellers and all other members of the same group of companies as the Sellers (including, until Completion, each Group Company);

1.1.1.76 “Sellers’ Counsel” means Skadden, Arps, Slate, Meagher & Flom of 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong;

1.1.1.77 “Senior Employee” means any of the Chief Executive Officer, Chief Financial Officer, Chief Business Officer, General Counsel or Senior Vice-President – Quality and Engineering of the Sellers or of any Subsidiary of the Company;

1.1.1.78 “Senior Managers” means any of the Chief Executive Officer and the Chief Financial Officer of the Company;

1.1.1.79 “Settlement” means an agreement in writing signed by or on behalf of each of the Sellers and the Purchaser in respect of the settlement of one or more Claim or Claims and “Settled” shall be construed accordingly;

1.1.1.80 “Singapore” means the Republic of Singapore;

1.1.1.81 “Statement Date” means October 31, 2009;

1.1.1.82 “Subsidiaries” means, with respect to any specified person, any person of which the specified person, (i) directly or indirectly, owns more than fifty percent (50%) of the issued and outstanding authorized capital, share capital, voting interests or registered capital, or (ii) has the power to otherwise direct the business and policies of that entity directly or indirectly through an Affiliate and, in the case of the Company, means all those companies whose details are set out in Schedule 2 and “Subsidiary” shall be construed accordingly;

1.1.1.83 “Supplemental Indenture” means a supplemental indenture, substantially in the form attached as Exhibit 2 hereto, to be executed by New ASAT Finance, the Indenture Guarantors and the Indenture Trustee;

1.1.1.84 “Surviving Obligations” has the meaning given to that term in Clause 9.1;

1.1.1.85 “Tax” or “Taxation” means all taxes, charges, duties, imposts, fees, levies or other assessments, and all estimated payments thereof, including without limitation income, business profits, branch profits, excise, land and other property, sales, use, value added (VAT), environmental, franchise, customs, import, payroll, transfer, gross receipts, withholding, social security, unemployment taxes, as well as stamp duties and other costs, imposed by any Governmental Authority, and any interest and penalty relating to such taxes, charges, fees, levies or other assessments;

1.1.1.86 “Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

1.1.1.87 “Timerson” has the meaning given to that term in Clause 6.3;

1.1.1.88 “Transaction” means the transactions contemplated by this Agreement and the other Transaction Documents, including the sale by the Sellers and the acquisition by the Purchaser of the Sale Shares and the Loan Receivables;

1.1.1.89 “Transaction Documents” means this Agreement, the Deed of Assignment of the ASAT Holdings Loan Receivable, the Deed of Assignment of the New ASAT Finance Loan Receivable, the Escrow Agreement, any Accession Deed and any other documents to be entered into pursuant to any such documents;

1.1.1.90 “2009 Unaudited Accounts” means the unaudited consolidated financial statements of ASAT Holdings and its subsidiaries for the accounting reference period ended on April 30, 2009 comprising a balance sheet, profit and loss account a copy of which is annexed to the Disclosure Letter;

1.1.1.91 “Warranties” means the warranties contained in Schedule 4 (Warranties) and “Warranty” means any one of them;

1.1.1.92 “Warranty Claim” means any claim arising out of or in connection with the Warranties;

1.1.1.93 “Willful Breach” means an action or failure to act by one of the Parties to this Agreement that constitutes a breach of this Agreement, and such action was taken or such failure occurred with such Party’s actual knowledge or intention that such action or failure to act would constitute a breach of this Agreement; and

1.2	In this Agreement, except where the context otherwise requires:

(a)	a reference to Clauses, paragraphs, sub-paragraphs, Schedules and the Recitals are to Clauses, paragraphs, sub-paragraphs and the Recitals of, and the Schedules to, this Agreement;

(b)	a reference to this Agreement or to any specified provision of this Agreement are to this Agreement or provision as in force for the time being, as amended, modified, supplemented, varied, assigned or novated, from time to time;

(c)	a reference to this Agreement includes the Schedules to it, each of which forms part of this Agreement for all purposes;

(d)	a reference to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(e)	a reference to a “person” shall be construed so as to include any individual, firm, body corporate, joint venture, unincorporated association or partnership (whether or not having separate legal personality), its successors and assigns;

(f)	a reference to writing shall include any mode of reproducing words in a legible and non-transitory form;

(g)	a reference to a time of the day is to Hong Kong time;

(h)	a reference to “dollars” or “$” shall be construed to be a reference to the lawful currency for the time being of the United States;

(i)	a reference to any law or enactment (including in this Clause 1) includes references to:

(i)	that law or enactment as amended, extended or applied by or under any other enactment (before or after signature of this Agreement);

(ii)	any law or enactment which that law or enactment re-enacts (with or without modification); and

(iii)	any subordinate legislation made (before or after signature of this Agreement) under any law or enactment, as re-enacted, amended, extended or applied, as described in paragraph (i) above, or under any law or enactment referred to in paragraph (ii) above;

(j)	and “law” and “enactment” includes any legislation in any jurisdiction;

(k)	the Parties acknowledge that they have participated jointly in the negotiation and drafting of this Agreement. In the event that a question of interpretation arises (including as to the intention of the Parties), no presumption or burden of proof shall arise in favour or against any Party based on the authorship of any provisions;

(l)	words importing the singular include the plural and vice versa, words importing a gender include every gender;

(m)	a reference to any party shall, where relevant, be deemed to be references to or to include, as appropriate, its successors, permitted assigns or transferees; and

(n)	headings are inserted for convenience only and shall be ignored in construing this Agreement.

2.	SALE AND PURCHASE OF THE SALE SHARES AND THE LOAN RECEIVABLES

2.1	On and subject to the provisions of this Agreement, at Completion, ASAT Holdings shall sell, and the Purchaser shall purchase:

(a)	the Sale Shares, on the basis that the Sale Shares shall be sold and transferred free from all Encumbrances and together with all rights attaching to them as at Completion, including the right to receive all dividends and distributions declared, made or paid on or after Completion; and

(b)	the ASAT Holdings Loan Receivable, on the basis that the ASAT Holdings Loan Receivable shall be sold and transferred free from all Encumbrances and together with all rights attaching thereto as at Completion, including the right of ASAT Holdings to receive any amounts due and payable by the Company thereunder on or after Completion.

2.2	On and subject to the provisions of this Agreement, at Completion, New ASAT Finance shall sell, and the Purchaser shall purchase the New ASAT Finance Loan Receivable, on the basis that the New ASAT Finance Loan Receivable shall be sold free from all Encumbrances and together with all rights attaching thereto as at Completion, including the right of New ASAT Finance to receive any amounts due and payable by the Company thereunder on or after Completion.

2.3	The Purchaser may designate a Permitted Assignee as the purchaser of the Sale Shares and the Loan Receivables prior to the Completion and assign all rights and obligations of the Purchaser hereunder to such permitted Assignee, provided, however, that (i) the Purchaser shall notify the Sellers of the identity of any such Permitted Assignee and deliver to the Sellers a duly executed Accession Deed in form attached as Exhibit 3 hereto, at least 3 Business Days prior to Completion, (ii) the assignment to the Permitted Assignee does not give rise to any delay or cost, expense, liability, obligation or Loss on the part of either Seller, including without limitation for any Taxes, unless the Purchaser agrees to defray such cost, expense, liability, obligation or Loss, and (iii) the Purchaser shall remain liable for all of its obligations under this Agreement, including without limitation, the payment of the Consideration due and payable.

2.4	No sale and purchase of the Sale Shares or the Loan Receivables shall occur hereunder unless all Sale Shares and the Loan Receivables are transferred by the Sellers to the Purchaser on Completion.

3.	CONSIDERATION

3.1	Amount

(a)	The Consideration payable by the Purchaser to the Sellers for the purchase of the Sale Shares and the Loan Receivables shall be the sum of forty four million six hundred forty three thousand eight hundred eighty seven dollars ($44,643,887), comprising one dollar ($1) for the Sale Shares and forty four million six hundred forty three thousand eight hundred eighty six dollars ($44,643,886) for the Loan Receivables, subject to adjustment in accordance with Clause 3.3 (Adjustment of Consideration).

(b)	The Consideration, shall be paid in United States dollars at Completion, by wire transfer of funds for same day value as described in (i)-(ii) below:

(i)	five million dollars ($5,000,000) (the “Retained Escrow Amount”) to the Escrow Account (or to such other account as otherwise agreed by the parties hereto in writing), such amount to be held by the Escrow Agent on the terms of the Escrow Agreement until two (2) Business Days after the Claim Deadline, whereupon the Retained Escrow Amount shall be paid to the Sellers in accordance with Clause 13.3, subject only to any amounts retained pursuant to any Qualifying Escrow Claims, which shall be retained and paid in accordance with Clause 13; and

(ii)	the balance of the Consideration set forth in Clause 3.1(a) to be divided between ASAT Holdings and New ASAT Finance in such amounts and between such accounts of ASAT Holdings and New ASAT Finance as shall be jointly notified by ASAT Holdings and New ASAT Finance to the Purchaser at least two (2) Business Days before the Completion Date.

3.2	Completion Statement

(a)	Not more than ten (10) days after the Completion Date, the Sellers shall deliver, or cause to be delivered, to the Purchaser, along with related worksheets and supporting data, a statement in form and substance as attached hereto as Schedule 8 hereto (prepared on a basis consistent with Schedule 9 hereto as prepared by the Purchaser as of December 23, 2009), which sets forth the “Adjustment Amount” as set forth therein (the “Adjustment Amount”) as of the Completion Date (the “Preliminary Completion Statement”).

(b)	The Purchaser must notify the Sellers in writing within thirty (30) days following delivery of the Preliminary Completion Statement in accordance with Clause 3.2(a) if the Adjustment Amount as set forth in the Preliminary Completion Statement does not accurately reflect the actual figures as of the Completion Date. Such notification (the “Notice of Disagreement”) must contain sufficient detail to enable the Sellers to understand the nature and the quantum of the items in dispute. Following delivery of the Notice of Disagreement, the Purchaser shall not be entitled to notify any further disagreements or differences of opinion relating to the Preliminary Completion Statement, nor shall it be entitled to change the quantum of the Adjustment Amount in dispute following such date. If no Notice of Disagreement is received within the thirty (30) day period referred to above, the parties shall be deemed to have accepted and agreed the Preliminary Completion Statement as accurate and the figures for the Adjustment Amount set forth therein shall not be subject to adjustment.

(c)	If within the period of thirty (30) days referred to in Clause 3.2(b) the Purchaser delivers a Notice of Disagreement and if the Sellers and the Purchaser are able to resolve such disagreement or difference of opinion within ten (10) days of receipt by the Sellers of the Notice of Disagreement, the parties shall be deemed to have accepted and agreed the Preliminary Completion Statement as accurate with such modifications as may have been agreed between the Sellers and the Purchaser and the figures for the Adjustment Amount set forth therein shall not be subject to any further adjustment.

(d)	If the Sellers and the Purchaser are unable to reach agreement within ten (10) days of receipt by the Sellers of the Notice of Disagreement, the matter(s) in dispute shall be referred to the decision of an internationally recognized independent chartered accountant (the “Independent Accountant”) to be appointed (in default of nomination by agreement between the Sellers and the Purchaser within five (5) days of expiry of the ten (10) day period referred to above) by the President of the Hong Kong Institute of Certified Public Accountants upon the application of either the Purchaser or the Sellers. The Independent Accountant shall be instructed to determine within ten (10) days of its engagement whether any adjustments should be made to the Adjustment Amount set out in the Notice of Disagreement and to the extent that the Independent Accountant determines that any adjustment shall be made to the Adjustment Amount, the Preliminary Completion Statement shall be amended to reflect the Adjustment Amount so modified. For the avoidance of doubt, the Independent Accountant shall only determine the matter(s) relating to the Adjustment Amount set forth in the Notice of Disagreement and neither the Sellers nor the Purchaser shall be entitled to refer any other matter(s) to the Independent Accountant. If the Independent Accountant is unable to make a determination before the expiration of the Claim Deadline, the Claim Deadline solely with respect to an adjustment for any Adjustment Amount (but not any Warranty Claim) shall be extended by 15 days or as otherwise agreed by the Parties in writing.

(e)	The Independent Accountant shall act as an expert and not as an arbiter and his decision shall (in the absence of manifest error) be final and binding on the Sellers and the Purchaser for all the purposes of this Agreement.

(f)	The costs of the Independent Accountant shall be apportioned equally between the Sellers, on the one hand, and the Purchaser, on the other hand, but each Party shall be responsible for its own costs of presenting its case to the Independent Accountant.

(g)	The Preliminary Completion Statement delivered pursuant to Clause 3.2(b) with any modifications agreed, deemed to be agreed or determined in accordance with Clause 3.2(c) or 3.2(d), as the case may be, shall be referred to as the “Final Completion Statement”.

3.3	Adjustment of Consideration

(a)	If it is agreed or determined in accordance with Clause 3.2(c) or 3.2(d) that the Adjustment Amount set forth under the Final Completion Statement is greater than twenty eight million five hundred twenty seven thousand dollars ($28,527,000), the Purchaser shall be entitled to deduct the amount of such excess from the Retained Escrow Amount in accordance with Clause 13.2 (Retained Escrow Amount) and the aggregate Consideration set forth in Clause 3.1 shall be deemed to be adjusted by the amount of such deduction.

(b)	For the avoidance of doubt, the Purchaser shall have no other recourse against the Sellers in relation to any adjustments under this Clause 3.3 beyond any adjustment to the Consideration pursuant to Clause 3.3(a) and only to the extent that the deduction from the Retained Escrow Amount that the Purchaser would be entitled to pursuant to Clause 3.3(a) shall not exceed the balance standing to the credit of the Escrow Account.

4.	CONDITIONS PRECEDENT

4.1	The obligations of the Purchaser and the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment, or written waiver by both the Purchaser (in its sole discretion) and the Sellers (in their sole discretion) of each of the following conditions precedent before the Long Stop Date:

(a)	the Noteholders shall have provided the consents required under the Notes to permit the execution and delivery of the Supplemental Indenture and the Supplemental Indenture shall have been executed by the Indenture Trustee, New ASAT Finance and the Indenture Guarantors and shall be in full force and effect with the amendment to the Indenture set forth therein to become operative on Completion;

(b)	the PMLA Amendment shall have been duly executed by or on behalf of the PMLA Lenders and the PMLA Administrative Agent and shall be in full force and effect with the amendment to the PMLA set forth therein to become operative on Completion;

(c)	the shareholders of ASAT Holdings, at a duly convened general meeting of ASAT Holdings shall have (i) provided their consent to the sale of the Sale Shares and the ASAT Holdings Loan Receivables, or (ii) provided their consent to amend ASAT Holdings’ articles of association to permit the sale of the Sale Shares and the ASAT Holdings Loan Receivables by ASAT Holdings without the need to obtain further shareholder consent or board consent;

(d)	the shareholders or directors of New ASAT Finance, as the case may be, at a duly convened general meeting or board meeting of New ASAT Finance shall have provided their consent to the sale of the New ASAT Finance Loan Receivables by New ASAT Finance without the need to obtain further shareholder or board consent; and

(e)	no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the transfer of the Sale Shares or the Loan Receivables to the Purchaser illegal or otherwise prohibiting or preventing consummation of the transfer of the Sale Shares or the Loan Receivables to the Purchaser.

4.2	The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment, or written waiver by the Purchaser (in its sole discretion) of each of the following conditions precedent before the Long Stop Date:

(a)	each of the Warranties made by the Sellers in this Agreement shall be true and correct as of the date of this Agreement and as of the Completion Date as if made as of the Completion Date (except for such representations and warranties that are made as of a specific date which shall speak only as of such date), except in each case to the extent the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect (provided, that any materiality or “Material Adverse Effect” qualifiers contained in individual representations and warranties shall be disregarded for this purpose);

(b)	the transfer by the Company of all of the outstanding shares of New ASAT Finance to ASAT Holdings shall have been completed and, to the extent required to effect the transfer of the outstanding shares of New ASAT Finance to ASAT Holdings under applicable law, all registration procedures and filings shall have been duly completed prior to Completion;

(c)	the Sellers shall have performed or complied in all material respects with all agreements, obligations and covenants contained in this Agreement and any Transaction Documents that are required to be performed or complied with by the Sellers prior to Completion;

(d)	there shall be no Proceedings pending, or overtly threatened, against the Purchaser or any Group Company that, if adversely determined against such person, would have a Material Adverse Effect;

(e)	the Senior Managers shall have waived their rights under their employment agreements giving such Senior Managers a right to subscribe for shares of the Company and the Sellers shall ensure that such Senior Managers agree to enter into amended employment agreements without such right to subscribe for shares of the Company;

(f)	the lease agreements between ASAT Semiconductor (Dongguan) Limited and Dongguan Changshi Development Company dated June 30, 2008 (the “Dongguan Leases”) with respect to the lease of certain Property located in Dongguan, China are effective and no Group Company has received a written notice of termination from the lessor, which has not been cured or withdrawn, under the Dongguan Leases; and

(g)	there has not occurred between the date of this Agreement and Completion any Event that has a Material Adverse Effect.

4.3	The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment, or written waiver by the Sellers (in their sole discretion) of each of the following conditions precedent before the Long Stop Date:

(a)	each of the warranties of the Purchaser set forth in Clause 11 (Purchaser’s Warranties) of this Agreement shall be true and correct as of the date of this Agreement and as of the Completion Date as if made as of the Completion Date (except for such representations and warranties that are made as of a specific date which shall speak only as of such date), except in each case to the extent the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect (provided, that any materiality or “Material Adverse Effect” qualifiers contained in individual representations and warranties shall be disregarded for this purpose);

(b)	the Purchaser shall have performed or complied in all material respects with all agreements, obligations and covenants contained in this Agreement and any Transaction Documents that are required to be performed or complied with by the Purchaser prior to Completion;

(c)	the Escrow Agreement in the Agreed Form shall have been duly executed by the Purchaser and the Escrow Agent; and

(d)	there shall be no Proceedings pending, or overtly threatened, against the Sellers or any Group Company that, if adversely determined against such person, would have a Material Adverse Effect.

4.4	The Sellers and the Purchaser undertake to each other, in the case of the Conditions set out in Clause 4.1(a) – (e), to use commercially reasonable efforts to ensure that such Conditions are fulfilled as soon as reasonably practicable after the date of this Agreement.

4.5	The Sellers undertake to the Purchaser, in the case of the Conditions set out in Clause 4.2(a) – (g) to use commercially reasonable efforts to ensure that such Conditions are fulfilled as soon as reasonably practicable after the date of this Agreement.

4.6	The Purchaser undertakes to the Sellers, in the case of the Conditions set out in Clause 4.3(a) – (e), to use commercially reasonable efforts to ensure that such Conditions are fulfilled as soon as reasonably practicable after the date of this Agreement.

4.7	Each of the Parties agrees that it shall, and the Sellers agree that upon a request from the Purchaser they shall procure that the Group shall, promptly co-operate with, and provide all necessary information and other assistance reasonably required by such other Party in connection with the satisfaction of the Conditions, including for the purposes of the provision of such information to any Governmental Authority as shall be necessary in connection with the satisfaction of the Conditions.

5.	CONDUCT OF BUSINESS BEFORE COMPLETION

5.1	Subject to Clause 5.2, the Sellers shall take all actions within their power to procure that during the period from the date of this Agreement to Completion:

(a)	each of the Group Companies shall continue to carry on business in the ordinary course of business and in a manner not inconsistent with the manner in which their businesses have been carried on, on or before the date of this Agreement; the Sellers shall promptly notify the Purchaser of any change, occurrence or event not in the ordinary course of any Group Company’s business which may have a Material Adverse Effect on the Group taken as a whole; and

(b)	no Group Company shall undertake any of the Restricted Actions.

5.2	Clause 5.1 shall not operate so as to restrict or prevent:

(a)	any matter undertaken at the written request of the Purchaser or with its prior written approval (such approval not to be unreasonably withheld or delayed);

(b)	any matter reasonably undertaken by any Group Company in an emergency or disaster situation with the intention of minimising any adverse effect thereof;

(c)	the completion or performance of any obligations undertaken pursuant to any contract or arrangement entered into by any Group Company prior to the date of this Agreement;

(d)	any act or conduct which any Group Company is required to take, or omit to take, as a result of, or in order to comply with, any law or regulation;

(e)	any matters undertaken in order to comply with the requirements of any Governmental Authority; or

(f)	any matter contemplated in this Agreement or another Transaction Document.

6.	COVENANTS; OTHER AGREEMENTS

6.1	From the date of this Agreement through the Completion Date, the Sellers shall afford Representatives of the Purchaser reasonable access to the Properties, and books and records reasonably related to the business, including without limitation, in relation to pending Intellectual Property applications, of the Company and its Subsidiaries, during normal business hours; provided, however, that such investigation shall be at reasonable times and upon reasonable notice and shall not unreasonably disrupt the personnel and operations of the Company and its Subsidiaries.

6.2	From the date of this Agreement through the Completion Date, the Sellers shall take all reasonable steps to continue the process of obtaining any pending Intellectual Property applications, including, without limitation, requesting extensions of time as and when reasonably required to respond to any requests from Governmental Authorities with respect to such pending Intellectual Property applications.

6.3	Each of the Purchaser and the Sellers shall use reasonable efforts to obtain the consents, waivers and approvals deemed appropriate or necessary in connection with the Transaction. ASAT Holdings shall cause Timerson Limited (“Timerson”) to transfer the one (1) Sale Share held by Timerson to ASAT Holdings prior to the Completion and take such other action acceptable to the Purchaser so that at Completion all rights ASAT Holdings may have, as beneficiary holder of such one Sale Share, shall be relinquished and terminated and any trust or nominee agreements between ASAT Holdings and Timerson shall be terminated at Completion.

6.4	In the event the Completion takes place, the Sellers shall not, without the written consent of the Purchaser, at any time during the period of eighteen (18) calendar months from the Completion Date, directly or through any Subsidiary, own, manage, operate, control or otherwise engage in any business in the semiconductor assembly industry that is carried on in competition with the business of the Group (a “Competitive Business”). Such restrictions relating to Competitive Business shall apply to activities within Thailand, Taiwan, Hong Kong, the People’s Republic of China and Singapore (the “Restricted Territory”). Notwithstanding the restrictions set forth herein, the Sellers may own securities in any publicly held corporation that may be covered by the restrictions relating to Competitive Business, but only to the extent that the Sellers do not own, of record or beneficially, more than 5% of the outstanding beneficial ownership of such corporation.

6.5	In the event that the Completion takes place, the Sellers shall not, at any time during the period of eighteen (18) calendar months from the Completion Date, (i) solicit or entice away from the Group any person who is at the relevant time and was within six months of the Completion Date an employee of the Group to terminate his or her employment with the Group and to serve as an employee of the Sellers, and (ii) employ, hire or engage any such person; provided, however, that the foregoing restrictions shall not apply to any individuals retained by or on behalf of any liquidator of the Sellers in connection with an orderly liquidation process of either or both of the Sellers.

6.6	In the event that the Completion takes place, the Sellers shall not, at any time during the period of eighteen (18) calendar months from the Completion Date, directly or through any Subsidiary, solicit, on behalf of any Competitive Business, business from any Person, who currently is, or has been, a customer of the Group at any time during the three (3) years preceding the date of such solicitation, or from any successor in interest to any such Person for the purpose of securing business or contract related to any Competitive Business.

6.7	In the event that the Completion takes place, the Sellers shall not sell, license, transfer, use, disclose or Encumber any Intellectual Property owned any Group Company.

7.	COMPLETION

7.1	Completion shall take place at the offices of the Sellers’ Counsel five (5) Business Days after the Sellers’ have provided a notice (the “Completion Notice”) to the Purchaser that the Conditions in Clauses 4.1(a) to (d) are satisfied or waived in accordance with this Agreement, or at such other time and/or venue as may be agreed in writing between the Sellers and the Purchaser.

7.2	At Completion the Purchaser shall deliver or take (or cause to be delivered or taken) the documents and actions listed in Part A of Schedule 3 and the Sellers shall deliver or take (or cause to be delivered and taken) the documents and actions listed in Part B of Schedule 3.

8.	TERMINATION

8.1	This Agreement may be terminated at any time prior to Completion:

(a)	by written agreement of the Sellers and the Purchaser; or

(b)	by the Sellers if the Purchaser shall have (i) failed to perform, or comply with, any obligation, agreement or covenant set forth in this Agreement or (ii) breached any warranty set forth in this Agreement, which breach or failure to perform or comply prevents any of the conditions set forth in Clause 4.1 or 4.3 from being satisfied, and such breach or failure to comply is either not curable or, if curable, is not cured by the earlier of (x) the date which is thirty (30) calendar days following the date of delivery by Sellers of written notice of such breach or failure to comply to the Purchaser or (y) the Long Stop Date; or

(c)	by the Purchaser if either of the Sellers shall have (i) failed to perform, or comply with, any obligation, agreement or covenant set forth in this Agreement or (ii) breached any warranty set forth in this Agreement, including without limitations, any Warranty, which breach or failure to perform or comply prevents any of the conditions set forth in Clause 4.1 or 4.2 from being satisfied, and such breach or failure to comply is either not curable or, if curable, is not cured by the earlier of (x) the date which is thirty (30) calendar days following the date of delivery by the Purchaser of written notice of such breach or failure to comply to the Sellers or (y) the Long Stop Date.

8.2	This Agreement shall automatically terminate if Completion has not occurred by the Long Stop Date.

9.	EFFECT OF TERMINATION

9.1	In the event of the termination of this Agreement in accordance with Clause 8 (Termination), this Agreement shall become void and have no effect, and no Party to this Agreement shall have any liability to any other Party to this Agreement or its Affiliates, or their respective directors, officers or employees, except for the following (“Surviving Obligations”):

(a)	the obligations of the Parties to this Agreement contained in this Clause 8 and Clause 1 (Interpretation), 14 (Announcements), 15 (Confidentiality), 16 (Notices), 19 (Costs and Expenses), 20 (Invalidity), 22 (Whole Agreement), 24.5 (Counterparts), 25 (Governing law and jurisdiction), and 26 (Agent for Service of Process); and

(b)	if the Sellers properly terminate this Agreement pursuant to Clause 8.1(b) or the Purchaser properly terminates this Agreement pursuant to Clause 8.1(c), each Party shall remain liable to the other Parties for fraud or any Wilful Breach occurring before the time of termination.

10.	SELLERS’ WARRANTIES

10.1	The Sellers warrant to the Purchaser that the Warranties are true and correct at the date of this Agreement.

10.2	Each of the Warranties set out in each paragraph of Schedule 4 is separate and independent and, except as expressly provided to the contrary in this Agreement, is not limited by reference to any other Warranty set out in Schedule 4 or by anything in this Agreement.

10.3	The Sellers shall not be in breach of any Warranty and shall not be liable in respect of any Warranty Claim to the extent that the facts and circumstances giving rise to such Warranty Claim are disclosed in the Disclosure Letter or in any of the documents annexed to the Disclosure Letter.

10.4	The disclosure of any matter in one section or subsection of the Disclosure Letter shall be deemed to be a disclosure for all sections or subsections of this Agreement and the Disclosure Letter, but shall not be deemed to constitute an admission by the Sellers or to otherwise imply that any such matter is material or would have a Material Adverse Effect for the purposes of this Agreement or the Disclosure Letter.

10.5	The only warranties given (express or implied) are those expressly set out in Schedule 4 (Warranties) to this Agreement.

10.6	At any time before the Completion, the Sellers undertake that each of them will promptly notify the Purchaser in writing if they become aware of the occurrence of any event that would make any of the Warranties untrue or incorrect in any material respect if given at Completion. No such disclosure, however, shall be deemed to cure any breach of any warranties made as of the date of this Agreement and shall not limit the remedies available to the Purchaser hereunder.

10.7	The Purchaser is not aware as at the date of this Agreement of any fact, matter or circumstance which would, or would be reasonably likely to, entitle it to make any Claim.

10.8	The Purchaser undertakes to the Sellers (for itself and on behalf of each member of the Sellers’ Group) that, in the absence of fraud, such party has no rights against and may not make any claim against the Sellers, any member of the Sellers’ Group or any Representative of the Sellers or any member of the Sellers’ Group on whom it may have relied before agreeing to any term of, or entering into, this Agreement or other document referred to herein other than as expressly set out herein.

10.9	Notwithstanding any other provision of this Agreement or any Transaction Document (including any certificate delivered pursuant to this Agreement or any Transaction Document), the Sellers’ liability under or in connection with any Claim shall be limited or excluded, as the case may be, as set out in Schedule 7 (Sellers’ Limitation of Liability).

11.	PURCHASER’S WARRANTIES

11.1	The Purchaser warrants to the Sellers that:

(a)	the Purchaser has the requisite power and authority to enter into and perform this Agreement and each other Transaction Document to which it is a party and the execution, delivery and performance by the Purchaser of this Agreement and each other Transaction Document to which it is a party, and each of the transactions contemplated hereunder or thereunder, have been duly and validly authorized, and no additional corporate or shareholder authorization or consent is required in connection with the execution, delivery and performance by the Purchaser of this Agreement or any other Transaction Document to which it is a party or any of the transactions contemplated hereunder or thereunder;

(b)	This Agreement and each other Transaction Document to which the Purchaser is a party constitutes or will, when executed, constitute legally valid and binding obligations of the Purchaser;

(c)	execution, delivery and performance of this Agreement on the date hereof and on Completion and each other Transaction Document upon Completion will not conflict with or constitute a default or a breach under any provision of:

(i)	the memorandum or articles of association or equivalent constitutional documents of the Purchaser; or

(ii)	any material order, judgment, award, injunction, decree, law, rule, ordinance or regulation or any other material restriction of any kind or character by which the Purchaser is bound or submits; or

(iii)	any material agreement, instrument or contract to which the Purchaser is a party or by which it is then bound, or give rise to a right to terminate such material agreement, instrument or contract;

(d)	there is no requirement for the Purchaser to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Authority which has not been obtained or made at the date hereof both on an unconditional basis and on a basis which cannot be revoked;

(e)	there are no Claims or proceedings pending or to the knowledge of the Purchaser, threatened against or affecting the Purchaser challenging or seeking to restrain or prohibit any of the transactions contemplated by this Agreement or any other Transaction Document; and

(f)	the Purchaser has, as of the date hereof, and, at Completion, will have (through cash on hand), sufficient funds available in cash to pay the Consideration and all other amounts payable by the Purchaser under this Agreement and to perform its obligations hereunder on Completion.

12.	NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES AND LIMITATION ON SELLERS’ AGGREGATE LIABILITY FOR CLAIMS AND ADJUSTMENTS TO CONSIDERATION

(a)	None of the warranties or Warranties contained in this Agreement or in any instrument or certificate delivered pursuant to this Agreement shall survive the Claim Deadline and no party shall have any right or cause of action based on breach or non-compliance of any warranties or Warranties contained herein or therein following the Claim Deadline.

(b)	In no event shall the sum of (i) the Sellers’ maximum aggregate liability for all Claims under this Agreement and all other Transaction Documents (including any certificate delivered pursuant to this Agreement or any other Transaction Document), including under the Warranties, and (ii) Purchaser’s entitlement to any adjustment under Clause 3.3(a), exceed the Retained Escrow Amount.

(c)	Notwithstanding anything else contained in this Agreement, if one of the Conditions set forth in Clause 4 is not fulfilled as a result of a Material Adverse Effect, but the Purchaser waives its right not to consummate the Transaction and Completion takes place, then the Sellers shall not have any liability for any Claim relating to or arising from such Material Adverse Effect.

13.	RETAINED ESCROW AMOUNT

13.1

If the Purchaser has issued a Claims Notice to the Sellers and the Claim subject of such Claims Notice has been Settled or Determined (a “Resolved Claim”), the Sellers and the Purchaser shall, promptly following such Settlement or Determination issue joint written instructions to the Escrow Agent to pay the full amount of any such Resolved Claim, or, if the aggregate amount then standing to the credit of the Escrow Account is less that the amount of such Resolved Claim, pay the aggregate amount then standing to the credit of the Escrow Account, to the Purchaser from the Escrow Account in accordance with the Escrow Agreement.

13.2	If it is determined or agreed in accordance with Clause 3.2(c) or 3.2(d) that the Purchaser is entitled to an adjustment to the Consideration in accordance with Clause 3.3 (Adjustment of Consideration) the Sellers and the Purchaser shall, promptly following such agreement or determination issue joint written instructions to the Escrow Agent to pay the amount of any such adjustment to the Consideration (as determined in accordance with Clause 3.3 (Adjustment of Consideration), or, if the aggregate amount then standing to the credit of the Escrow Account is less than the amount of such adjustment to the Consideration, pay the aggregate amount then standing to the credit of the Escrow Account to the Purchaser from the Escrow Account in accordance with the Escrow Agreement.

13.3	Within two (2) Business Days following the Claim Deadline the balance standing to the credit of the Escrow Account, less the aggregate of any Agreed Claim Amounts or Estimated Claim Amounts retained pursuant to any Qualifying Escrow Claims (if any), shall be released from the Escrow Account and shall be paid, together with all interest accrued thereon, by wire transfer in immediately available funds to the Sellers’ Accounts and the Parties undertake to issue joint written instructions to the Escrow Agent and promptly take all other actions necessary to procure such release to the Sellers’ Accounts.

13.4	Amounts retained in the Escrow Account following the Claim Deadline pursuant to any Qualifying Escrow Claims shall be released and paid by wire transfer in immediately available funds from the Escrow Account to the Sellers’ Accounts as follows:

(a)	if legal proceedings in respect of any Qualifying Escrow Claim have not been commenced and served on the Sellers on or before June 30, 2010, the Agreed Escrow Amount or Estimated Escrow Amount retained in the Escrow Account in respect of such Qualifying Escrow Claim (together with all interest accrued thereon) shall immediately be released and paid from the Escrow Account to the Sellers’ Accounts;

(b)	if after the Claim Deadline, a Claims Notice in respect of any Qualifying Escrow Claim shall be withdrawn, the Agreed Escrow Amount or Estimated Escrow Amount retained in the Escrow Account in respect of such Qualifying Escrow Claim (together with all interest accrued thereon) shall be released and paid from the Escrow Account to the Sellers’ Accounts immediately following the date of withdrawal;

(c)	if any Estimated Claim Amount retained in the Escrow Account in accordance with Clause 13.5 in respect of a Qualifying Escrow Claim exceeds (together with all interest accrued thereon) the amount of the Claim once Settled or Determined, the amount of that excess shall be released and paid together with interest accrued thereon from the Escrow Account to the Sellers’ Accounts, immediately following the relevant Settlement or Determination, but together with the payment to the Purchaser of the amount of the Claim as Settled or Determined;

(d)	if any Estimated Claim Amount is retained in the Escrow Account in accordance with Clause 13.5 and the Claim is entirely Settled or Determined in favour of the Sellers, the whole amount retained shall forthwith be released (together with all interest accrued thereon) from the Escrow Account and paid, together with interest accrued thereon, from the Escrow Account to the Sellers’ Accounts immediately following the relevant Settlement or Determination;

(e)	if all Qualifying Escrow Claims have not been Settled or Determined on or before the date that is forty two (42) months after the Completion Date, the entire remaining balance in the Escrow Account shall forthwith be paid from the Escrow Account to the Sellers’ Accounts;

(f)	forthwith after all Qualifying Escrow Claims (if any) have been Settled or Determined or have otherwise been withdrawn and (if Settled or Determined) subject to the payment of any amounts required pursuant to Clause 13.1, any remaining balance in the Escrow Account shall be paid to the Sellers’ Accounts from the Escrow Account, and each of the Sellers and the Purchaser shall, immediately upon the Sellers or the Purchaser becoming entitled to any payment out of the Escrow Account pursuant to this Clause 13.4, issue a joint instruction to the Escrow Agent to pay the amount of such entitlement from the Escrow Account (as applicable) to the Sellers or the Purchaser, as applicable, in accordance with the Escrow Agreement and take all other actions necessary to procure such release to the Sellers’ Accounts or the account of the Purchaser. For the avoidance of doubt, all payments to the Sellers’ Accounts under this Clause 13 shall be divided between the account of ASAT Holdings and the account of New ASAT Finance on a pro rata basis in accordance with the relative proportions notified by the Sellers to the Purchaser pursuant to Clause 3.1(b)(ii).

13.5	The Parties agree that if there are any Qualifying Escrow Claims outstanding on the Claim Deadline, the Agreed Claim Amount or Estimated Claim Amount, as applicable, in respect of such Qualifying Escrow Claims shall be retained in the Escrow Account following the Claim Deadline on the terms of the Escrow Agreement.

13.6	For the purposes of this Clause 13 (Retained Escrow Amount) a “Qualifying Escrow Claim” is a Claim in respect of which the Purchaser shall have issued a Claims Notice to the Sellers and in respect of which:

(a)	such Claim shall have been Settled or Determined and in respect of which the amount the Purchaser is entitled to recover from the Sellers pursuant to such Settlement or Determination has not previously been paid to the Purchaser by the Sellers or satisfied by way of a release of funds to the Purchaser from the Escrow Account in accordance with Clause 13.1 any amount payable pursuant to this Clause 13.6(a), the “Agreed Claim Amount”); or

(b)

the Parties shall have received an opinion from an internationally recognized law firm appointed by mutual agreement of the Parties (or, in the absence of agreement within five (5) days of request by one Party to the other to so agree, by the President of the Law Society of Hong Kong upon request by either Party) (the “Expert Counsel”) setting out the amount which, in the Expert Counsel’s opinion, the Purchaser is entitled to recover in respect of the Qualifying Escrow Claim (each an “Estimated Claim Amount” and, in the event that the opinion of provides a range for such estimate, the Estimated Claim Amount shall be the mid-point of that range).

13.7	Any Expert Counsel appointed in accordance with Clause 13.6(b) shall act as expert and not arbiter. The costs of the Expert Counsel shall be divided equally between the Purchaser and the Sellers.

13.8	For the avoidance of doubt, all fees and expenses relating to the Escrow Account, including, without limitation, any fees or expenses in relation to any Qualifying Escrow Claims, shall be divided equally between the Purchaser and the Sellers in accordance with the Escrow Agreement.

14.	ANNOUNCEMENTS

14.1	The Parties hereby agree to the release of the Press Announcement promptly following the execution of this Agreement. The Parties further agree that this Agreement will be filed with the United States Securities and Exchange Commission by or on behalf of ASAT Holdings promptly following the execution of this Agreement (the “SEC Filing”).

14.2	Save for the Press Announcement and the SEC Filing (and any announcement that is consistent in all material respects with the Press Announcement and the SEC Filing or any other announcement made in accordance with this Clause 14), no public announcement concerning the existence or subject matter of this Agreement shall be made by any party to this Agreement without the prior written approval of the Purchaser, in the case of any announcement by the Sellers, or the Sellers, in the case of any announcement by the Purchaser, in each case with such approval not to be unreasonably withheld or delayed.

14.3	The restrictions contained in this Clause 14 shall continue to apply after termination of this Agreement without limit in time.

14.4	Nothing in this Clause 14 or Clause 15 (Confidentiality) shall prevent disclosures by the Sellers or their Affiliates to the Noteholders, PMLA Lenders, or shareholders of ASAT Holdings in connection with the satisfaction of the Conditions set forth in Clause 4 (Conditions Precedent).

15.	CONFIDENTIALITY

15.1	Subject to Clause 14.4 and Clause 15.4, each Party shall treat as strictly confidential and shall not disclose to any other person any information received or obtained as a result of negotiating, entering into or performing this Agreement (“Confidential Information”) (including written information and information transferred or obtained orally, visually, electronically or by any other means).

15.2	The Sellers shall, and shall use their reasonable efforts to cause their respective Subsidiaries and their respective officers, directors, employees and Representatives to, treat as confidential and safeguard any and all Business Information from and after the Completion Date.

15.3	In the event of the termination of this Agreement pursuant to Clause 8 (Termination), each Party shall at its own expense, within seven days of such termination:

(a)	return, or cause to be returned, all written data or information referred to in Clause 15.1 and 15.2, provided to it and all copies thereof without keeping any copies thereof;

(b)	destroy, or cause to be destroyed, all analyses, compilations, notes, studies, memoranda or other documents prepared by it to the extent that the same contain, reflect or derive from data or information referred to in Clause 15.1 and 15.2 save as required to comply with any law or the requirements of any Governmental Authority; and

(c)	so far as it is practicable to do so (but, in any event without prejudice to the obligations of confidentiality contained herein), expunge, or cause to be expunged, any data or information referred to in Clause 15.1 and 15.2 relating to each other Party from any computer, word processor or other device save such information as is reasonably necessary to protect the legal rights of the Parties.

15.4	A Party may disclose information which would otherwise be subject to the provisions of Clause 15.1 and 15.2, and may retain information referred to in Clause 15.3, if and to the extent:

(a)	it is required by applicable law or enactment to which such Party is subject;

(b)	it is required by any securities exchange or Governmental Authority to which any Party is subject or submits, wherever situated, whether or not the requirement for information has the force of law;

(c)	it is disclosed on a strictly confidential basis to the professional advisers, auditors, lenders and bankers of that Party;

(d)	to the extent relevant, it is disclosed on a strictly confidential basis to directors and employees of that Party or to directors and employees of its Affiliates;

(e)	it is disclosed to the Noteholders, the Indenture Trustee, the PMLA Lenders or the PMLA Administrative Agent as Sellers reasonably consider necessary or desirable in order to procure satisfaction of the Conditions set out in Clause 4 (Conditions Precedent);

(f)	it was lawfully in its possession or in the possession of any of its Affiliates or Representatives (in either case as evidenced by written records) free of any restriction as to its use or disclosure prior to it being so disclosed;

(g)	the information has come into the public domain through no fault of that Party or any of its Affiliates;

(h)	that the Sellers (in relation to disclosure by the Purchaser) or the Purchaser (in relation to disclosure by the Sellers) have given prior written consent to the disclosure; or

(i)	it is required to enable that party to perform this Agreement or enforce its rights under this Agreement and/or disclosure is required for the purposes of any Proceedings;

and provided that to the extent permitted by applicable law any information to be disclosed in reliance on paragraphs 15.4(a) or (b) shall be disclosed only after consultation with the Purchaser (in the case of intended disclosure by the Sellers) or the Sellers (in the case of intended disclosure by the Purchaser) and the Party intending to disclose the confidential information shall take into account the reasonable comments or requests of such other Party.

15.5	Each of the Parties undertakes that it (and its Affiliates) shall only disclose Confidential Information to any of its Representatives if it reasonably believes it to be necessary or desirable for purposes connected with this Agreement (or the other Transaction Documents) and only if the Representative is informed of the confidential nature of the Confidential Information and accepts equivalent restrictions to those accepted by the Party who discloses the information.

15.6	The restrictions contained in this Clause 15 shall continue to apply after termination of this Agreement without limit in time.

16.	NOTICES

16.1	Any notice or other communication to be given under or in connection with this Agreement (a “Notice”) shall be:

(a)	in writing in the English language;

(b)	signed by or on behalf of the Party giving it; and

(c)	delivered personally by hand or courier (using an internationally recognised courier company) or sent by recorded delivery or by facsimile, to the Party due to receive the Notice, to the address and for the attention of the relevant Party set out in this Clause 16 (or to such other address and/or for such other person’s attention as shall have been notified to the giver of the relevant Notice and become effective (in accordance with this Clause 16) prior to dispatch of the Notice).

16.2	In the absence of evidence of earlier receipt, any Notice served in accordance with Clause 16.1 shall be deemed given:

(a)	in the case of personal delivery by hand or courier or recorded delivery, at the time of delivery at the address referred to in Clause 16.4; and

(b)	in the case of facsimile, when confirmation of its successful transmission has been recorded by the sender’s fax machine.

16.3	For the purposes of this Clause 16:

(a)	all times are to be read as local time in the place of deemed receipt; and

(b)	if deemed receipt under this Clause is not within business hours (meaning 9.00am to 5.30pm Monday to Friday on a day that is not a public holiday in the place of receipt), the Notice is deemed to have been received at 10.00am on the next Business Day in the place of receipt.

16.4	The addresses of the Parties for the purpose of this Clause 16 are as follows:

(a)	The Seller:

For the attention of:	Mr. Henry C. Montgomery

Address:	Montgomery Pacific Outsourcing Philippines,
Inc.7th Floor, Philippine Axa Life Building,
Senator Gil Puyat Avenue, Makati City, Metro Manila 1112

Telephone:	+632 843 7470 / +632 759 4051
Fax:	+632 844 1203

With a copy to: Jonathan B. Stone

Address:	Skadden, Arps, Slate, Meagher & Flom LLP
42/F Edinburgh Tower
The Landmark
15 Queen’s Road
Central, Hong Kong

Telephone:	+852-3740-4700
Fax:	+852-3740-4727

(b)	The Purchaser:

For the attention of:	Mr. Irwin Lim

Address:	5 Serangoon North Ave 5
Singapore 554916

Telephone:	+65.6551.1199
Fax:	+65.6551.1521

With a copy to: Ms. Lareina Yap

Address:	5 Serangoon North Ave 5
Singapore 554916

Telephone:	+65.6551.1135
Fax:	+65.6551.1521

16.5	In proving service it shall be sufficient to prove that the envelope containing the notice or communication was properly addressed and delivered to the address shown thereon, or that the facsimile containing the notice or communication was transmitted to the fax number of the relevant Party.

16.6	Any Party may notify the other Parties of any change to its name, address or facsimile number for the purpose of this Clause 16, provided that such notice shall be sent to each of the other Parties and shall only be effective on:

(a)	the date specified in the notice as the date on which the change is to take effect; or

(b)	if no date is so specified or the date specified is less than three Business Days after which such notice was given (or deemed to be given), the fourth Business Day after the notice was given or deemed to be given.

16.7	A notice or other communication required to be given under or in connection with this Agreement shall not be validly given if sent by email.

16.8	This Clause 16 shall not apply to the service of, or any step in, Proceedings.

17.	INTEREST

If any sum due for payment under this Agreement is not paid on the due date the Party in default shall pay interest on that sum from the due date until the date of actual payment calculated on a daily basis and compounded for day to day at a rate equal to the aggregate of 2 per cent. per annum above the U.S. LIBOR rate as quoted by HSBC for the time being unless expressly provided to the contrary in this Agreement.

18.	ASSIGNMENT

This Agreement shall be binding upon and inure to the benefit of the Parties to this Agreement and their respective successors, legal representatives and permitted assigns. Other than as set forth in and in accordance with Clause 2.3, none of the rights or obligations under this Agreement may be assigned or transferred without the prior written consent of all of the Parties which may be given or withdrawn at their discretion.

19.	COSTS AND EXPENSES

19.1	Save as otherwise expressly provided in this Agreement, each Party shall pay its own costs and expenses in relation to the negotiations leading up to the sale of the Sale Shares and the Loan Receivables and to the preparation, execution and carrying into effect of this Agreement and all other documents mentioned herein.

19.2	Each Party shall bear its own stamp duty and other transfer Tax of any nature payable by it pursuant to applicable laws on or in respect of the transfer of the Sale Shares and the Loan Receivables as applicable.

20.	INVALIDITY

If at any time any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable in whole or in part under any enactment or rule of law in any jurisdiction, then:

(a)	such provision shall:

(i)	to the extent that it is illegal, void, invalid or unenforceable be given no effect and shall be deemed not to be included in this Agreement; and

(ii)	not affect or impair the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or the legality, validity or enforceability under the law of any other jurisdiction of such provision or any other provision of this Agreement; and

(b)	the Parties shall use all reasonable endeavours to replace such a provision with a valid and enforceable substitute provision which carries out, as closely as possible, the intentions of the Parties under this Agreement.

21.	FURTHER ASSURANCE

Without prejudice to any other provision of this Agreement, each of the Parties shall, on being required to do so by another Party, do or procure the doing of all such acts and/or execute or procure the execution of such documents as the may from time to time reasonably required in order to vest any of the Sale Shares and the Loan Receivables in the Purchaser.

22.	WHOLE AGREEMENT

22.1	Except in the case of fraud or fraudulent misrepresentation, this Agreement together with each of the other Transaction Documents contains the whole and only agreement between the Parties in relation to the transactions contemplated by this Agreement and the Transaction Documents and supersede all previous agreements whether written or oral between all or any of the Parties in relation to these transactions. Accordingly, except in the case of fraud or fraudulent misrepresentation, all other terms, conditions, representations, warranties and any other statements which would otherwise be implied (by law or otherwise) shall not form part of this Agreement or the other Transaction Documents.

22.2	The Purchaser acknowledges and agrees with the Sellers that:

(a)	it and they do not rely on and have not been induced to enter into this Agreement or any of the other Transaction Documents on the basis of any Assurances (express or implied) other than those expressly set out in this Agreement or any of the other Transaction Documents, or, to the extent that it or they have been, it and they irrevocably and unconditionally agrees that they shall have no rights or remedies in relation thereto and shall make no claim in relation to any Assurances (express or implied) other than those expressly set out in this Agreement or any of the other Transaction Documents;

(b)	neither of the Sellers nor any member of the Sellers’ Group nor any member of the Group, nor any of their respective Representatives, has given or made any Assurance to the Purchaser or any of its Representatives other than those expressly set out in this Agreement or, to the extent that any of them have, the Purchaser hereby (for itself and such Representatives) unconditionally and irrevocably waives any claim or remedy which it or they might otherwise have had in relation thereto; and

(c)	any warranty or other right which may be implied by law in relation to the sale of the Sale Shares and Loan Receivables shall be excluded or, if incapable of exclusion, irrevocably waived.

22.3	Without prejudice to the foregoing provisions of this Clause 22, the Purchaser acknowledges and agrees that neither of the Sellers nor any member of the Sellers’ Group nor any member of the Group nor their respective Representatives, makes nor has previously made any representation, warranty or undertaking as to the accuracy of the forecasts, estimates, projections, statements of intent, statements of opinion or any other information provided to the Purchaser or any of its Representatives (howsoever provided) on or prior to the date of this Agreement, including anything contained in the Data Room or the materials provided at or in relation to the presentations by the Representatives of the Sellers and/or the management of the Group Companies to, and the related “Q and A” sessions with, the Purchaser and/or its Representatives.

22.4	Notwithstanding the foregoing, nothing in this Clause 22 shall have the effect of limiting or restricting any liability arising as a result of any fraud.

23.	NO COUNTERCLAIM OR SET OFF

Other than pursuant to Clause 13 (Retained Escrow Amount), the Purchaser hereby irrevocably and unconditionally undertakes not to exercise any right of counterclaim or set-off with respect to any amount due under or in connection with this Agreement against the Sellers in relation to any Claim.

24.	GENERAL

24.1	No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties. The expression “variation” shall, in each case, include any variation, supplement, deletion or replacement however effected.

24.2	Any waiver of any right or default hereunder shall be effective only in the instance given and will not operate as or imply a waiver of any other or similar right or default on any subsequent occasion. No waiver of this Agreement or of any provision hereof will be effective unless in writing and signed by the Party against whom such waiver is sought to be enforced.

24.3	Any delay by any Party in exercising, or failure to exercise, any right or remedy under this Agreement shall not constitute a waiver of the right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any rights or remedy under this Agreement or otherwise shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy.

24.4	The rights and remedies of the Parties under this Agreement are not exclusive of any rights or remedies provided by law.

24.5	This Agreement may be executed in counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but the counterparts shall together constitute one and the same instrument.

24.6	Any time, date or period referred to in this Agreement may be extended by mutual agreement in writing between the Purchaser and the Sellers, but, as regards any time, date or period originally fixed or any time, date or period so extended, time shall be of the essence.

25.	GOVERNING LAW AND JURISDICTION

25.1	This Agreement and any dispute or claim arising out of or in connection with it or its subject matter shall be governed by, and construed in accordance with the laws of Hong Kong.

25.2	The Parties irrevocably agree to submit to the exclusive jurisdiction of the courts of Hong Kong to settle any claim, dispute or difference which may arise out of or in connection with this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) and that accordingly any Proceedings be brought in such courts.

25.3	Each Party waives (and agrees not to raise) any objection, on the ground of inconvenient forum or on any other ground, to the bringing of Proceedings in the courts of Hong Kong.

25.4	Each Party irrevocably agrees that a judgment or order against it in Proceedings brought in Hong Kong shall (provided there is no appeal pending or open) be conclusive and binding upon it and may be enforced against it in the courts of any other jurisdiction.

26.	AGENT FOR SERVICE OF PROCESS

26.1	The Purchaser irrevocably appoints JDRP Secretarial Services Limited of 31/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kongas its agent for service of process in Hong Kong and the Sellers irrevocably appoint Law Debenture Services (HK) Limited of Room 3105, Alexandra House, 18 Chater Road, Central, Hong Kong as their agent for service of process in Hong Kong (each such entity or any replacement agent appointed pursuant to Clause 26.3, an “Agent”).

26.2	Without prejudice to any other permitted mode of service, each of the Parties agrees that service of any claim form, notice or other document for the purpose of any Proceedings begun in Hong Kong shall be duly served upon it if served on an Agent in any manner permitted by the applicable civil procedure rules, whether or not it is forwarded to such Party.

26.3	If for any reason an Agent appointed by any Party at any time ceases to act as such, the relevant Party shall promptly appoint another such agent and promptly notify the other Party of the appointment and the new agent’s name and address. If the applicable Party does not make such an appointment within seven (7) Business Days of such cessation, then the other Party may do so on its behalf and shall notify such Party, it does so.

AS WITNESS the hands of the parties or their duly authorised officers on the date first written on page 1 of this Agreement.

ASAT HOLDINGS LIMITED

By
Name:
Title:

Signature page to Sale and Purchase Agreement

NEW ASAT (FINANCE) LIMITED

By
Name:
Title:

Signature page to Sale and Purchase Agreement

UNITED TEST AND ASSEMBLY CENTER LTD

By
Name:
Title:

Signature page to Sale and Purchase Agreement

SCHEDULE 1

THE COMPANY

1. Name:	ASAT Limited

2. Date of Incorporation:	March 25, 1988

3. Place of Incorporation:	Hong Kong

4. Registered Office:	14/F Texaco Centre, 138 Texaco
Road, Tsuen Wan, NT

5. Directors:	T.L Li / Joseph Andrew Martin /
Kei Hong Chua

6. Secretary:	Jonathan Ross

7. Authorised Capital:	HK$10,000 @ HK$1.00/share

8. Issued Capital:	1,035 shares

9. Registered Shareholder(s):	ASAT Holdings Limited 1,034 shares, Timerson Limited 1 share (held on trust for ASAT Holdings Limited)

10. Accounting Reference Date:	April 30

11. Auditors:	PricewaterhouseCoopers

SCHEDULE 2

THE SUBSIDIARIES

Name:	ASAT (S) Pte Ltd

1. Registered Number:	200001106N

2. Date of Incorporation:	February 10, 2000

3. Place of Incorporation:	Singapore

4. Registered Office:	3 Anson Road #27-01 Springleaf
Tower Singapore 079909

5. Directors:	Chow Yew Kee / Kei Hong Chua
/ Joseph Andrew Martin

6. Secretary:	Lily Chan

7. Authorised Capital:	Concept of authorized capital was abolished with effect from 30 January 2006

8. Issued Capital:	S$100,000 @ S$1 per share

9. Registered Shareholder(s):	ASAT Limited

10. Accounting Reference Date:	April 30

11. Auditors:	PricewaterhouseCoopers

SCHEDULE 2

THE SUBSIDIARIES

Name:	ASAT Korea Limited

1. Registered Number:	105-86-23296

2. Date of Incorporation:	March 10, 2001

3. Place of Incorporation:	Republic of Korea

4. Registered Office:	375-47 Seokyo-dong, Mapo-ku,
Seoul, Korea 121-837

5. Directors:	Robert Gange, Christopher
Buckley, Stan Bum Gartner

6. Secretary:	Not Applicable

7. Authorised Capital:	20,000 shares, KRW50 million

8. Issued Capital:	5,000 shares

9. Registered Shareholder(s):	ASAT Limited

10. Accounting Reference Date:	Not Available

11. Auditors:	Stan Bum Gartner

SCHEDULE 2

THE SUBSIDIARIES

Name:	ASAT GmbH

1. Registered Number:	HRB 141333

2. Date of Incorporation:	Not Available

3. Place of Incorporation:	Germany

4. Registered Office:	Gustav-Stresemann-Ring 1,
65189 Wiesbaden

5. Directors:	Jeff Kam / Kei Hong Chua /
Joseph Andrew Martin

6. Secretary:	Not Available

7. Authorised Capital:	EUR25,000

8. Issued Capital:	Not Available

9. Registered Shareholder(s):	Not Available

10. Accounting Reference Date:	Not Applicable

11. Auditors:	Not Applicable

SCHEDULE 2

THE SUBSIDIARIES

Name:	ASAT (Cayman) Limited

1. Registered Number:	CR-92838

2. Date of Incorporation:	September 23, 1999

3. Place of Incorporation:	Cayman Islands

4. Registered Office:	C/O M & C Corporate Services
Limited, PO Box 309GT, Ugland
House, South Church Street,
George Town, Grand Cayman,
Cayman Islands

5. Directors:	Joseph Andrew Martin / Kei
Hong Chua

6. Secretary:	Not Applicable

7. Authorised Capital:	US$500,000 @ $1 per share

8. Issued Capital:	2 shares

9. Registered Shareholder(s):	ASAT Limited

10. Accounting Reference Date:	Not Applicable

11. Auditors:	Not Applicable

SCHEDULE 2

THE SUBSIDIARIES

Name:	ASAT Semiconductor
(Dongguan) Limited

1. Registered Number:	441900400070226

2. Date of Incorporation:	December 20, 2004

3. Place of Incorporation:	People’s Republic of China

4. Registered Office:	Zhen-An Hi-Tech Industrial Park,
Zhen-An Road, Chang-An
Township, Dongguan City,
Guangdong Province, PRC

5. Directors:	Simon Mo / Jonathan Ross /
Cloudy Leung Kit Ching

6. Secretary:	Cloudy Leung Kit Ching

7. Authorised Capital:	US$53,320,000

8. Issued Capital:	US$158,000,000

9. Registered Shareholder(s):	ASAT (Cayman) Limited

10. Accounting Reference Date:	December 31

11. Auditors:

SCHEDULE 2

THE SUBSIDIARIES

Name:	Timerson Limited

1. Registered Number:	519009

2. Date of Incorporation:	June 29, 1995

3. Place of Incorporation:	Hong Kong

4. Registered Office:	14/F Texaco Centre, 138 Texaco
Road, Tsuen Wan, NT

5. Directors:	Tung Lok Li / Joseph Andrew
Martin / Kei Hong Chua

6. Secretary:	Jonathan Ross

7. Authorised Capital:	HK$10,000 @ HK$1 per share

8. Issued Capital:	10,000 shares

9. Registered Shareholder(s):	ASAT Limited 9,999 shares,
ASAT (Cayman) Limited 1 share

10. Accounting Reference Date:	April 30

11. Auditors:	No audit requirement after 2006

SCHEDULE 2

THE SUBSIDIARIES

Name:	ASAT Inc.

1. Registered Number:	1506285

2. Date of Incorporation:	December 22, 1988

3. Place of Incorporation:	California, United States

4. Registered Office:	490N. McCarthy Boulevard, Suit
200, Milpitas, CA 95035

5. Directors:	Joseph Andrew Martin / Peter
Hopper / Kei Hong Chua

6. Secretary:	Not Available

7. Authorised Capital:	1 million shares

8. Issued Capital:	Not Available

9. Registered Shareholder(s):	Not Available

10. Accounting Reference Date:	Not Applicable

11. Auditors:	Not Applicable

SCHEDULE 2

THE SUBSIDIARIES

Name:	ASAT Finance LLC.

1. Registered Number:	Not Applicable

2. Date of Incorporation:	August 23, 1999

3. Place of Incorporation:	Delaware, United States

4. Registered Office:	1209 Orange Street, Wilmington,
DE

5. Directors:	Jeff Kam / Kit Tong Kwan / Kei
Hong Chua / Joseph Andrew
Martin

6. Secretary:	Corporation Trust Company

7. Authorised Capital:	US$1

8. Issued Capital:	Not Applicable

9. Registered Shareholder(s):	ASAT Limited, 100%
membership interest

10. Accounting Reference Date:	Not Applicable

11. Auditors:	Not Applicable

SCHEDULE 3

COMPLETION

Part A – Action to be taken by Purchaser

1.	The Purchaser shall:

(a)	pay the Consideration as specified in Clause 3.1(b);

(b)	deliver to the Sellers:

(i)	an extract of the minutes of a duly held meeting of the directors (or a duly constituted committee thereof) of the Purchaser authorising the execution, delivery and performance by the Purchaser of this Agreement and each other Transaction Document to which it is a party and, where such execution is authorised by a committee of the board of directors of the Purchaser, an extract of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof);

(ii)	a certified copy of the letter of appointment of its Agent, countersigned by the Agent acknowledging its appointment with effect from the date of this Agreement;

(iii)	a certificate of the Purchaser that the warranties set forth in Clause 11 are true and correct as of the date of the certificate (except if given as of a specific date, in which case, as of such date);

(iv)	consents from the individuals to be appointed as directors of the Company and the Subsidiaries to their appointment; and

(v)	a duly executed bought note in favour of ASAT Holdings of all of the Sale Shares.

Part B – Action to be taken by Seller

2.	The Sellers shall:

(a)	procure the delivery to the Purchaser of:

(i)	an extract of the minutes of a duly held meeting of the directors (or a duly constituted committee thereof) of each of the Sellers authorising the execution, delivery and performance by each of the Sellers of this Agreement and each Transaction Document to which it is a party, where such execution is authorised by a committee of the board of directors of either of the Sellers, an extract of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof);

(ii)	a duly executed instrument of transfer in favour of the Purchaser of all the Sale Shares;

(iii)	a duly executed sold note in favour of the Purchaser of all of the Sale Shares;

(iv)	the share certificates representing all of the Sale Shares;

(v)	opinions from Cayman counsel to the Sellers and Hong Kong counsel to the Sellers substantially in the form attached as Exhibit 4 hereto;

(vi)	a Deed of Assignment of the ASAT Holdings Loan Receivable to the Purchaser in the Agreed Form, duly executed by ASAT Holdings;

(vii)	a Deed of Assignment of the New ASAT Finance Loan Receivable to the Purchaser in the Agreed Form, duly executed by New ASAT Finance;

(viii)	a certificate of each Seller that the Warranties contained in Schedule 4 (Warranties) are true and correct as of the date of the certificate (except if given as of a specific date, in which case, as of such date);

(ix)	a copy of any power of attorney under which any of the foregoing documents are executed;

(x)	the resignation of the directors of the Company and of the directors of any Subsidiary of the Company, executed as a deed in the Agreed Form;

(xi)	the corporate seal or chop, if any, of each Group Company;

(xii)	all original check books and original blank share certificate books of each Group Company; and

(xiii)	evidence to the Purchaser’s reasonable satisfaction of fulfilment of Conditions 4.1(a)-(e) and 4.2 (a) –(g);

(b)	procure that a board meeting of the Company is held at Completion at which it is resolved that:

(i)	the individuals notified by the Purchaser at least five (5) Business Days prior to Completion are appointed as additional directors and the secretary of that member of the Group;

(ii)	the transfers referred to in paragraph (a) above (subject only to their being duly stamped) are approved for registration; and

(iii)	revoking all existing authorities to bankers in respect to the operation of its bank accounts and giving authority in favour of such persons as the Purchaser may nominate at least five (5) days prior to Completion to operate such accounts.

SCHEDULE 4

WARRANTIES

1.	Capacity and Authority

1.1	Each member of the Sellers’ Group has the requisite power and authority to enter into and perform this Agreement and each other Transaction Document to which it is a party and the execution, delivery and performance by each member of the Sellers’ Group of this Agreement and each other Transaction Document to which it is a party, and each of the transactions contemplated hereunder or thereunder, have been duly and validly authorized, and no additional corporate or shareholder authorization or consent is required in connection with the execution, delivery and performance by any of the Sellers’ Group of this Agreement or any other Transaction Document to which it is a party or any of the transactions contemplated hereunder or thereunder.

1.2	This Agreement and each other Transaction Document to which either of the Sellers is a party constitutes or will, when executed, constitute legally valid and binding obligations of the Sellers.

1.3	The execution, delivery and performance of this Agreement and each other Transaction Document upon Completion will not conflict with or constitute a default or a breach under any provision of:

(a)	the memorandum or articles of association or equivalent constitutional documents of the either of the Sellers or any other member of the Sellers’ Group; or

(b)	any material order, judgment, award, injunction, decree, law, rule, ordinance or regulation or any other material restriction of any kind or character by which either of the Sellers or any member of the Sellers’ Group is bound or submits; or

(c)	any material agreement, instrument or contract to which either of the Sellers or any member of the Sellers’ Group is a party or by which it is then bound, or give rise to a right to terminate such material agreement, instrument or contract.

1.4	The execution, delivery and performance of this Agreement and each other Transaction Document upon Completion will not require any material filing with, or permit, authorization, consent or approval of, any Governmental Authority.

2.	Title and Encumbrances

2.1	ASAT Holdings is the sole legal and beneficial owner of the Sale Shares and the ASAT Holdings Loan Receivable and there are no Encumbrances over the Sale Shares or the ASAT Holdings Loan Receivable.

2.2	New ASAT Finance is the sole legal and beneficial owner of the New ASAT Finance Loan Receivable and there are no Encumbrances over the New ASAT Finance Loan Receivable.

2.3	The Sale Shares constitute the whole of the issued and allotted share capital of the Company and each of the Sale Shares is duly authorized, validly issued, fully paid or credited as fully paid. There are no existing options, warrants, calls, pre-emptive rights, or other rights or agreements outstanding relating to the share capital of the Company obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any share capital of the Company.

2.4	A Group Company is the legal and beneficial owner of all of the shares of each Group Company other than the Company.

2.5	No person is entitled, or has made a claim to a Group Company or either of the Sellers, to be entitled, to require any Group Company to issue any share or loan capital either now or at any future date whether contingently or not.

2.6	No Group Company has created any Encumbrance over or affecting any shares in the capital of a Group Company, nor is there any commitment to give or create such an Encumbrance, and no person has claimed to be entitled to such an Encumbrance. There are no existing options, warrants, calls, pre-emptive rights, or other rights or agreements outstanding relating to the share capital of a Group Company obligating such Group Company to issue, transfer or sell, or cause to be issued, transferred or sold, any share capital of such Group Company.

3.	Group Structure

3.1	Schedule 2 (The Subsidiaries) lists all the Subsidiaries of the Company.

3.2	The information given in Schedule 1 (The Company) and Schedule 2 (The Subsidiaries) is true and accurate in all material respects.

3.3	The copies of the memorandum and articles of association or other like documents of each member of the Group which are attached to the Disclosure Letter are complete and accurate in all material respects, have attached to them copies of all resolutions and other documents required by law to be so attached and fully set out the rights and restrictions attaching to each class of share capital of the member of the Group to which they relate.

3.4	The statutory books (including all registers but excluding the minute books and, for the avoidance of doubt, the accounting records) of each member of the Group have been properly kept and contain a record which is accurate and complete in all material respects and no notice or allegation that any of them is incorrect or should be rectified has been received.

3.5	Each member of the Group has complied with all laws that specifically apply to the business, properties or assets of such member of the Group, except for violations that would not have a Material Adverse Effect.

4.	Accounts

4.1	The Audited Accounts:

(a)	have been prepared in accordance with accounting practices generally accepted in the United States at the time they were audited; and

(b)	fairly present in all material respects the consolidated financial position of ASAT Holdings, at April 30, 2008 and the consolidated results of operations and cashflows of ASAT Holdings for the twelve (12) month period ended on such date.

4.2	The 2009 Unaudited Accounts attached as Schedule 11 hereto have been prepared and presented in accordance with generally accepted accounting principles applicable to unaudited accounts, and on a basis consistent with the unaudited accounts prepared and provided to its auditors for the corresponding period of the prior year, provided however that such financial statements do not reflect accounting adjustments to be made in respect of fixed asset impairment, inventory write- offs, write-offs for debt issuance costs, individual income tax and stamp duty provisions and expensing of legal and professional fees relating to the debt restructuring of the Group and such financial statements may not contain footnotes, schedules, cash flow statements for the relevant periods and be subject to year-end audit adjustments.

4.3	The Interim Accounts attached as Schedule 12 hereto have been prepared and presented in accordance with generally accepted accounting principles applicable to interim financial information, and on a basis consistent with the interim financial information prepared and provided to its auditors for the corresponding period of the prior year, provided however that such financial statements do not reflect accounting adjustments to be made in respect of fixed asset impairment, inventory write-offs, write-offs for debt issuance costs, individual income tax and stamp duty provisions and expensing of legal and professional fees relating to the debt restructuring of the Group and such financial statements may not contain footnotes, schedules, cash flow statements for the relevant periods and be subject to year-end audit adjustments.

4.4	As of December 23, 2009 the aggregate bank borrowings, including without limitation, credit facilities, of the Group did not exceed twenty four million dollars ($24,000,000) and from December 24, 2009 through the date of this Agreement, the Group has not incurred any additional bank borrowings, other than interest or other amounts accrued on existing borrowings, financing of receivables under existing facilities or rollovers of existing debt.

4.5	Since the Statement Date, none of the following events has occurred with respect to any member of the Group:

(a)	any declaration or payment of any dividend or other distribution in respect of the share capital of the Company;

(b)	any sale, exchange, transfer or otherwise disposition of any of its material assets (including any rights to use Intellectual Property owned by it or any sale of any of the Group Companies), or creation of any material encumbrance on any of its material assets, other than (i) in the ordinary course of business or (ii) such as would not have a Material Adverse Effect;

(c)	any damage, destruction or loss of any of its material assets, whether or not covered by insurance, which would have a Material Adverse Effect;

(d)	any material amendment to a Material Contract;

(e)	any satisfaction or discharge of any material lien, material claim or material obligation other than satisfaction or discharge in the ordinary course of business; or

(f)	any material interruption or change in the business conducted by it.

5.	Tax

5.1	All returns and filings (the “Returns”) required to be filed by or on behalf of any Group Company have been timely filed with appropriate Tax Authorities and such Returns are correct in all material respects. Each Group Company has paid or caused to be paid in full or made provision for the payment of all Taxes required to be paid by it that are owing and due. There are no Encumbrances for Taxes on any of the assets of any Group Company, other than Encumbrances for Taxes not yet due and payable or for Taxes that are being contested in good faith through appropriate proceedings.

5.2	The Sellers have not received written notice of any tax audit that is in process or presently pending with regard to any Taxes or Returns filed by or on behalf of any Group Company.

6.	Powers Of Attorney

No member of the Group has given any power of attorney or other written authority which is still outstanding or effective to any person to enter into any contract or commitment on its behalf (other than to its directors, officers and employees to enter into routine contracts in the normal course of their duties).

7.	Insurance

A list of the insurance policies in respect of which any member of the Group has an interest is attached to the Disclosure Letter and, so far as either of the Sellers is aware, all such policies are in full force and effect and are not void or voidable, and no individual or related claims for amounts in excess of one hundred thousand dollars ($100,000) are outstanding.

8.	Insolvency

8.1	No order has been made and no resolution has been passed for the winding up of any member of the Group and, so far as either of the Sellers is aware, no petition has been presented for the purpose of winding up any member of the Group.

8.2	The Sellers have not received any written notice that any receiver has been appointed in respect of any member of the Group or all or any of its assets.

9.	Licences

9.1	all licences, consents and other permissions and approvals (the absence of which would have a Material Adverse Effect on the business of the Group taken as a whole) required for or in connection with the carrying on of the business now being carried on by any member of the Group are in full force and effect;

9.2	no notice has been received by any member of the Group that any licence, consent, permission or approval (the revocation of which would have a Material Adverse Effect on the business of the Group taken as a whole) required for or in connection with the carrying on of the business now being carried on by any member of the Group is likely to be revoked; and

9.3	no Group Company is in default, breach or violation of any licence, consent, permission or approval (any violation of which would have a Material Adverse Effect on the business of the Group taken as a whole) required for or in connection with the carrying on of the business now being carried on by any member of the Group.

10.	Litigation

No litigation, arbitration or other dispute resolution process, or administrative or criminal proceedings by or against any member of the Group, or any of their assets or properties, is pending or, so far as either of the Sellers is aware, threatened, before any Governmental Authority or arbitrator which, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

11.	Ownership Of Assets

11.1	Each of the material assets (other than Property) included in the Interim Accounts or acquired by any member of the Group since the Statement Date (other than current assets sold, realised or applied in the normal course of business) is owned both legally and beneficially by the relevant member of the Group and, so far as either of the Sellers is aware, each of those assets capable of possession is in the possession of the relevant member of the Group (save where in the possession of a third party in the ordinary course of business), except where failure to legally and beneficially own or possess such assets would not, individually or in the aggregate, have a Material Adverse Effect.

11.2	All material tangible assets owned by any member of the Group are in good operating condition and repair, subject to ordinary wear and tear and normal industry practice with respect to maintenance, and are not subject to any Encumbrances that would interfere with their usefulness in the business of the Group, except to the extent that failure of any of the foregoing would give rise to a Material Adverse Effect.

12.	Material Contracts

12.1	The Disclosure Letter sets forth a list of each of the following contracts (collectively, the “Material Contracts”):

(a)	any contracts, excluding any purchase orders, with the Group’s top ten (10) customers for calendar year 2009, on the basis of revenues through November 30, 2009;

(b)	any contracts, excluding any purchase orders, with the Group’s top ten (10) suppliers for calendar year 2009, on the basis of total amount owing through November 30, 2009;

(c)	all agreements relating to loan, borrowing and credit facilities, including without limitation, any security documents, to which any Group Company is a party as of the date hereof;

(d)	all agreements related to semiconductor test and assembly manufacturing Intellectual Property, including without limitation, licensing agreements, indemnity agreements and settlement agreement, to which any Group Company is a party as of the date hereof; and

(e)	any contracts not entered into on an arm’s length basis.

12.2	All Material Contracts to which any of the Group Companies is a party are valid, binding and enforceable obligations of the relevant Group Company and the terms thereof have been complied with in all material respects by the relevant Group Company and, so far as either of the Sellers is aware, there are no circumstances likely to give rise to a breach of such terms, no grounds for rescission, avoidance or repudiation of any Material Contracts and no notice of termination or of intent to terminate has been received in respect of any Material Contract.

12.3	No Group Company is or has agreed to become:

(a)	a party to any agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement or any agreement or arrangement which restricts its freedom to carry on its business in any part of the world in such manner as it thinks fit; or

(b)	a member of any joint venture, consortium, partnership or other unincorporated association.

13.	Intellectual Property

13.1	Details of all registered Intellectual Property owned by any member of the Group are set out in the Disclosure Letter and all renewal or maintenance fees due as at the date of this Agreement in respect of the maintenance of those rights have been paid. The members of the Group own or otherwise possess enforceable rights to use the Intellectual Property currently used in or necessary for the conduct of the business of the Group Companies, without any Encumbrances, and so far as either of the Sellers is aware the consummation of the transactions contemplated hereby will not result in (a) the forfeiture of, or give rise to any right of forfeiture or termination of, any such Intellectual Property rights, (b) any Group Company becoming obligated to pay any material royalties or other material amounts to any person in excess of those payable by it in relation to such Intellectual Property Rights in the absence of this Agreement or the Transaction contemplated hereby, or (c) any obligation on any Group Company to transfer any material Intellectual Property, or grant any licence to any such Intellectual Property, to any third party.

13.2	A list of all material licences of Intellectual Property granted to or by any member of the Group is set out in the Disclosure Letter and no member of the Group nor, so far as either of the Sellers is aware, any other party is in breach of any of those licences, in each case, where such breach could reasonably be expected to have a Material Adverse Effect.

13.3	So far as either of the Sellers is aware, the activities of the Group do not materially infringe the Intellectual Property of any third party, other than as set forth in the Disclosure Letter as may be updated from time to time between the date of this Agreement and Completion for events and occurrences after the date of this Agreement. So far as either of the Sellers is aware, there exists no fact or circumstance that would render any of the material registered Intellectual Property of the Group invalid or unenforceable in any material respect.

14.	Property

14.1	The Relevant Properties are the only Properties used or occupied by any member of the Group or in which any member of the Group has an interest.

14.2	No member of the Group is in default under the terms of any Lease to which it is a party and, so far as either of the Sellers is aware, no landlord under any Lease to which any member of the Group is a party is in default under the terms of such Lease, except to the extent such default would not give rise to a Material Adverse Effect.

15.	Employment

15.1	A list of the name and job title of every employee of the Group who was entitled to emoluments during the last financial year, in excess of two hundred and fifty thousand ($250,000) per annum is set out in the Disclosure Letter.

15.2	There is no trade union existing in any member of the Group and there is no collective bargaining agreement (whether binding or not) to which any member of the Group is a party.

15.3	Subject to paragraph 7 of Schedule 7 (Sellers’ Limitation of Liability), there is no failure to fund, or underpayment, by any Group Company of any social insurance, benefit or contribution with respect to the employees of any Group Company.

16.	Environment

As far as either of the Sellers is aware, each Group Company complies and has complied at all times with all applicable Environmental Laws, except to the extent that failure to comply would not reasonably be expected to have a Material Adverse Effect. As far as either of the Sellers is aware, no member of the Group has disposed of, released, discharged or emitted any Hazardous Materials in, on, under or about any properties currently owned or leased by any member of the Group in such a manner as would result in a material liability or give rise to a material clean-up obligation of any member of the Group under any Environmental Laws. “Hazardous Materials” means any chemical, pollutant, contaminant, waste, or toxic or hazardous substance or material regulated under any Environmental Law.

17.	Accounts Receivable

The Disclosure Letter sets forth an aging of the Company’s accounts receivable as of the Statement Date in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns. The accounts receivable represent amounts owed to a Group Company properly arising in the ordinary course of business and the allowances for doubtful accounts represent the Group Companies’ genuine estimate of doubtful accounts based on information known to management at the time such estimates were made.

18.	Transaction Expenses

No Group Company is obligated for the payment of (i) any fees or expenses of, or payments to, any legal counsel, accounting advisor, investment banker, broker, finder, or similar party, or (ii) any Change of Control Payments, in connection with the origination, negotiation or execution of this Agreement or in connection with the transactions contemplated by this Agreement other than such fees, expenses and payments, including, without limitation, that are set forth in the Disclosure Letter. The amount of such fees, expenses, costs and payments set forth in the Disclosure Letter will not exceed four million nine hundred thousand dollars ($4,900,000).

SCHEDULE 5

RESTRICTED ACTIONS

The Sellers shall procure that no member of the Group shall before Completion, except as contemplated by this Agreement or the other Transaction Documents or with the prior consent of the Purchaser represented by Irwin Lim (not to be unreasonably withheld, delayed or conditioned):

(a)	incur any expenditure on capital account exceeding one hundred thousand dollars ($100,000) in the case of any single item or $500,000 in aggregate; or

(b)	acquire or dispose of (other than in the ordinary course of business), or acquire or grant any option or right of pre-emption in respect of any asset for a consideration in excess of one hundred thousand dollars ($100,000); or

(c)	create or raise any debt or borrow any money in excess of five hundred thousand dollars ($500,000) (except borrowings from its bankers and other financial institutions in accordance with its existing banking and other debt facilities, including uncommitted facilities) or make any payments out of or drawings on its bank account(s) in excess of one hundred thousand dollars ($100,000) (except payments in the ordinary course of business including for the avoidance of doubt pursuant to existing contractual commitments), provided however that nothing in this Schedule 5 shall restrict (i) renewals, rollovers or refinancings of existing borrowings or debt facilities, (ii) borrowings under existing debt facilities or (iii) any receivables financing; or

(d)	except with the consent of the Purchaser in writing, enter into any contracts, transactions, or commitments (i) which are not capable of being terminated without compensation at any time with six months’ notice or less or (ii) which involve total annual expenditure in excess of (x) one hundred thousand dollars ($100,000) in the case of any single contract, transaction or commitment or (y) five hundred thousand dollars ($500,000) in aggregate, except in the ordinary course of business; or

(e)	declare, make, or pay any dividend or other distribution, other than to another Group Company or repayment of any inter-company or similar loans, other than to another Group Company; or

(f)	grant, issue, or redeem any Encumbrance or give any guarantee or indemnity (other than in the ordinary course of business) over or in respect of all or substantially all of the assets of the Group; or

(g)	make any change in the material terms and conditions of employment of any of its directors or Senior Employees or the terms on which they are entitled to pension or other benefits or pay them bonuses or other discretionary amounts (other than salary reviews in the ordinary course of business); or

(h)	terminate the employment of any Senior Employee other than for just cause or employ any additional person who would be deemed a Senior Employee or hire any additional person who would become a Senior Employee; or

(i)	introduce any new share incentive, share option, profit sharing, bonus, or other incentive scheme or, other than in the ordinary course of business, make any material variations to the terms of any such scheme currently operated by any member of the Group; or

(j)	initiate or settle any litigation which is material to the Group (taken as a whole) (and excluding for the avoidance of doubt, any proceedings for the purpose of debt collection in the ordinary course of business); or

(k)	create, issue, purchase or redeem any class of share; or

(l)	make any material changes in its accounting policies other than as required by law or any relevant accounting body; or

(m)	liquidate any material member of the Group or dispose of any shares in any material member of the Group except to another Group Company; or

(n)	make any alterations to its memorandum or articles of association or, other than in the ordinary course of business, acquire any shares in any other company; or

(o)	enter into any agreement with either of the Sellers or any of their Affiliates other than in the ordinary course of business on arm’s length terms; or

(p)	agree to do any of the foregoing;

provided, however, that, for the avoidance of any doubt, the foregoing shall not restrict any Group Company from making payments, whether as intercompany loans, management fees or otherwise, to the Sellers in respect of fees, expenses and other costs of Bank of New York Mellon, Cooley Goddard Kronish LLP, Exeter Law Group LLP, KPMG, Maples and Calder, Marsh, PricewaterhouseCoopers, Skadden, Arps, Slate, Meagher & Flom LLP and Winstead PC and any other costs for services rendered that do not individually exceed ten thousand dollars ($10,000), which shall not in the aggregate exceed one million three hundred thousand dollars ($1,300,000) during the period between the date of this Agreement and Completion.

SCHEDULE 6

RELEVANT PROPERTY

Country	Location
China	ASAT Semiconductor (Dongguan) Limited, Zhen An Hi-Tech Industrial Park, Zhen An Road, Chang An Town, Dongguan City, Guangdong Province, People’s Republic of China, Postal Code 523850

Hong Kong	Room 1405, 14th Floor Texaco Centre , 138 Texaco Road, Tsuen Wan New Territories, Hong Kong

Car Parking spaces Nos. P1-P5 (inclusive), 1st floor, Texaco Centre 126-140 Texaco Road, Tsuen Wan. New Territories. Hong Kong

USA	691 South Milpitas Blvd, Suite 202, Milpitas, California 95035

Singapore	Block 5000 Ang Mo Kio Avenue 5, #03-11 TECHplace II, Singapore 569870

Germany	Gustav-Stresemann-Ring 1, D 65189 Wiesbaden

Korea	375-47 SeoKyo-dong, Mapo-ku, Seoul, Korea 121-837

• Currently there is no written lease agreement governing the rental of this premise

SCHEDULE 7

SELLERS’ LIMITATION OF LIABILITY

1.	Application of this Schedule

The Parties intend that all of the provisions of this Schedule 7 apply to any Claim against the Sellers.

2.	Quantum

2.1 The Sellers shall have no liability in respect of any Claim by the Purchaser unless:

(a) the amount of the liability pursuant to that individual Claim exceeds one hundred thousand dollars ($100,000) (each a “qualifying claim”); and

(b) the aggregate amount of a series of related Claims exceeds five hundred thousand dollars ($500,000) in which event the Sellers shall be liable for the entire Claim amount.

2.2 In no event shall the sum of (i) the Sellers’ maximum aggregate liability for all Claims under this Agreement and all other Transaction Documents (including any certificate delivered pursuant to this Agreement or any other Transaction Document), including under the Warranties, and (ii) Purchaser’s entitlement to any adjustment under Clause 3.3(a), exceed the Retained Escrow Amount, and the Purchaser shall not have any recourse to the Sellers for any Claim except to the extent that the balance standing to the credit of the Escrow Account is sufficient to satisfy such Claim.

3.	Contingent Liabilities

The Sellers shall have no liability in respect of any Claim which is based on any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable.

4.	Other Exclusions

4.1 The Sellers shall not be liable in respect of any Claim if and to the extent that:

(a) an allowance, provision or reserve in respect of the matter giving rise to the Claim shall have been made in the Audited Accounts, the Interim Accounts or the 2009 Unaudited Accounts;

(b) the Claim would not have arisen but for a breach by the Purchaser of any of its obligations under this Agreement or any other Transaction Document;

(c) such Claim is caused or increased by any voluntary act, omission, transaction or arrangement carried out by: (A) any Group Company at the written request, or with the written consent, of the Purchaser before Completion; (B) any Group Company after Completion; or (C) the Purchaser or its Affiliates (other than the Group Companies) before or after Completion;

(d) the passing of, or any change in, any law, rule, regulation or administrative practice of any Governmental Authority (including the interpretation thereof) including (without prejudice to the generality of the foregoing) any increase in the rates of Taxation, any imposition of Taxation, any withdrawal of relief from Taxation or any extra-statutory concessions of the relevant Tax Authority, in each case, not actually (or prospectively) in effect at the date of this Agreement;

(e) it relates to any liability which arises as a result of any change after Completion of the date to which any Group Company makes up its accounts or in the accounting policies or practices of any Group Company;

(f) it relates to any liability or obligation, which would not have arisen but for a cessation, or any change in the nature or conduct, of any trade carried on by any Group Company at Completion, being a cessation or change occurring on or after Completion;

(g) the subject of the Claim has been or is made good or is otherwise compensated for without cost, to the Purchaser or any other member of the Purchaser’s Affiliate, including by adjustments to Working Capital and Long Term Debt pursuant to Clause 3.3 and 13.

4.2 The Sellers shall not have any liability in respect of any Claim for any punitive, indirect, economic or consequential loss, loss of profit or loss of opportunity.

4.3 The limitations of liability contained in this Schedule 7 shall not apply to any liability for any Claim to the extent that the same is attributable to fraud or fraudulent misrepresentation on the part of the Sellers.

5.	Conduct of Claims

5.1 If the Purchaser becomes aware of any claim by a third party which might result in a Claim being made or any other matter or circumstance which could give rise to a Claim, the Purchaser shall:

(a) procure that notice thereof is promptly (and in any event within 30 days of becoming aware of it) given to the Sellers as regards any such claim, matter or circumstance but shall (subject to the remaining provisions of this paragraph 5) retain conduct of such claim, subject to consultation and the provision of information to the Seller;

(b) allow, and shall procure that the relevant Group Companies shall provide, reasonable access to the Sellers upon reasonable notice and during normal business hours to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim, and for such purpose the Purchaser shall, and shall procure that the relevant Group Companies shall, give all such reasonable information (however stored or recorded) and reasonable assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Sellers may reasonably request; and

(c) subject to the Sellers agreeing to reimburse the Purchaser to its reasonable satisfaction against its reasonable costs and expenses:

(i) take all such action and institute any proceedings, and give any information and assistance, as the Sellers may reasonably request to:

(A) dispute, resist, appeal, compromise, defend, remedy or mitigate the matter; or

(B) enforce against a person (other than the Sellers) the rights of any member of the Purchaser’s Group in relation to the matter; and

(ii) except in connection of representation for the Purchaser in connection with its own claim or defense, in connection with proceedings related to the matter, use advisers nominated by the Sellers and, if the Sellers request, allow the Sellers the exclusive conduct of the proceedings.

5.2 If a Claim is as a result of, or in connection with, a claim by or liability to, a third party, then the Purchaser shall not admit liability in respect of the claim, and shall procure that the claim shall not be compromised, disposed of or settled without the prior written consent of the Sellers (such consent not to be unreasonably withheld or delayed).

6.	Recovery Only Once

No liability shall attach to the Sellers in respect of any Claim to the extent that the same Loss has been recovered by the Purchaser under any Warranty or term of this Agreement or any other document entered into pursuant hereto and accordingly the Purchaser may only recover once in respect of the same loss.

7.	Other

The Sellers shall have no liability for any Claim relating to paragraph 15.3 of Schedule 4 (Warranties) that exceeds the amount of any payment the Purchaser actually makes to a Governmental Authority of any such social insurance, benefit or contribution with respect to the employees of any Group Company as referred to in paragraph 15.3 of Schedule 4 (Warranties) and in respect of which such Claim is made and provided that any Claims relating to paragraph 15.3 of Schedule 4 (Warranties) that are Settled or Determined in accordance with Clause 13 shall be paid directly from the Escrow Account to the relevant Governmental Authority pursuant to a joint instruction of the Sellers and the Purchaser.